DATED   21 JUNE 2011

(1) ASTRA TECH INTERNATIONAL AB

AND

(2) DENTSPLY INTERNATIONAL INC.

AGREEMENT
relating to the entire issued share capital of
ASTRA TECH AB

Strictly Private and Confidential

GREENBERG TRAURIG MAHER LLP
7th Floor
200 Gray’s Inn Road
London WC1X 8HF

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1
2.	AGREEMENT TO SELL AND PURCHASE	14
3.	PURCHASE PRICE	14
4.	CONDITIONS	16
5.	COMPLETION	20
6.	WARRANTIES	21
7.	PURCHASER'S WARRANTIES AND COVENANTS	23
8.	SELLER'S COVENANTS	25
9.	GUARANTEES	27
10.	PENSIONS	27
11.	NO SUBSEQUENT SALE	28
12.	USE OF THE EXCLUDED IP	29
13.	CONFIDENTIALITY AND ANNOUNCEMENTS	30
14.	COSTS	32
15.	ENTIRE AGREEMENT	32
16.	CONTINUING EFFECT	33
17.	INVALIDITY	33
18.	AMENDMENTS AND WAIVERS	33
19.	FURTHER ASSURANCE AND ASSISTANCE	33
20.	COUNTERPARTS	34
21.	ASSIGNMENT AND THIRD PARTY RIGHTS	35
22.	NOTICES	36
23.	GOVERNING LAW, JURISDICTION AND LANGUAGE	37
SCHEDULE 1 COMPLETION ARRANGEMENTS		39
SCHEDULE 2 WARRANTIES		42
SCHEDULE 3 LIMITATIONS ON CLAIMS		52
SCHEDULE 4 PERSONS OF WHOM ENQUIRY WAS MADE IN RELATION TO THE WARRANTIES		59
SCHEDULE 5 DETERMINATION AND CERTIFICATION OF COMPLETION ACCOUNTS		60
SCHEDULE 6 PRE-COMPLETION COVENANTS		73
SCHEDULE 7 PERMITTED ACTIVITIES		75
SCHEDULE 8 WORKED EXAMPLE OF PURCHASE PRICE ADJUSTMENT		76

THIS AGREEMENT is dated 21 June 2011 and made between:

(1)	ASTRA TECH INTERNATIONAL AB, a company incorporated in Sweden (registered number 556038 - 8398) whose registered office is at Box 14, 431 21 Mölndal, Sweden (the “Seller”); and

(2)
DENTSPLY INTERNATIONAL INC., a company incorporated in the United States under the laws of the state of Delaware (tax ID number 39-1434669) whose registered office is at Susquehanna Commerce Centre, 221 West Philadelphia Street, Suite 60W, York, PA 17405-0872, United States (the “Purchaser”).

BACKGROUND

(A)	Astra Tech AB is a private company limited by shares incorporated in Sweden with registered number 556051 - 8812. Further details of the Company are set out in part 1 of Disclosure Document 17.1.1.1.

(B)	The Seller has agreed to sell all of the issued shares in the capital of the Company to the Purchaser for the consideration and upon the terms set out in this Agreement.

IT IS AGREED that:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined Terms

In this Agreement and the Background:

"Affiliate" means with respect to any Person, any other Person, directly or indirectly, Controlling, Controlled by or under common Control with, such Person;

"Agreed Terms" means, in relation to any document, that document in the terms agreed between the parties and signed or initialled for identification purposes only by or on behalf of each party prior to the execution of this Agreement;

"Applicable Collective Agreements" means the central and local collective bargaining agreements to which any member of the Astra Tech Group is bound;

"Applicable Law" means any law or regulation having the force of law in any relevant jurisdiction;

"Astra Tech Group" means the Company and each of the Subsidiaries and “member of the Astra Tech Group” shall be construed accordingly;

"AT Condition" has the meaning given to it in clause 4.1.2;

"Balancing Payment Date" means the date falling five Business Days after the later of the date of issue of:

(i)	the Final Certificate of the Working Capital Adjustment; and

(ii)	the Final Certificate of the Net Debt Adjustment;

"Business" means: (i) the Dental Business; and (ii) the Healthcare Business, in each case as carried on by members of the Astra Tech Group as at the Execution Date;

"Business Day" means a day (not being a Saturday or Sunday) when banks generally are open in London, Stockholm and New York for the transaction of general banking business;

"Common Market" means the member states of the European Union;

"Communication" has the meaning given to it in clause 4.2.3;

"Company" means Astra Tech AB details of which are set out in part 1 of Disclosure Document 17.1.1.1;

"Company Intellectual Property" means all Intellectual Property which at the Execution Date is owned by a member of the Astra Tech Group including that listed in Disclosure Documents 1.2.9.1.1.1, 1.2.9.1.1.2, 1.2.9.1.1.6, 1.3.9.1.1.1, 17.1.1.4, 17.1.1.6 and 17.1.1.8 but excluding for the avoidance of doubt the Excluded IP;

"Completion" means completion of the sale and purchase of the Shares under this Agreement;

"Completion Accounts" means the Completion Net Debt Statement and the Working Capital Statement;

"Completion Date" means the day Completion takes place;

"Completion Net Debt Statement" means, in relation to each member of the Astra Tech Group, the statement of the Final Cash Balance, the Final Financial Debt, the Intra-Group Borrowings and the Intra-Group Lendings as at the Completion Date prepared in accordance with the provisions of schedule 5;

"Control" means the ability to direct the affairs of another Person, whether by virtue of the ownership of shares, contract, control of the board of directors or otherwise and “Controlled” and “Controlling” shall be defined accordingly;

"Customer" means any Person who has purchased any of the Products from any member of the Astra Tech Group in the 12 months prior to the Execution Date;

"Data Room" means the electronic facility hosted by Intralinks for the purpose of allowing the Purchaser and its advisers to undertake due diligence in respect of the Astra Tech Group;

"Default Rate" means the rate of two per cent per annum above the base rate from time to time of Barclays Bank plc for the period from the due date for payment of an amount until the date on which that amount is actually paid, accrued and calculated on a daily basis, both before and after any judgment, and compounded quarterly and payable on demand;

"Dental Business" means the development, manufacture, marketing and sale of Dental Products by any member of the Astra Tech Group;

"Dental Products" means all dental related products currently Owned, developed, manufactured, and/or marketed by any member of the Astra Tech Group, including:

(a)	dental implants commercialised under the “OSSEOSPEED TX” brand and support products to assist installation of such dental implants and healing;

(b)	a range of off the shelf dental abutments and associated products;

(c)	the CAD/CAM abutment solution for design and manufacture of patient specific abutments;

(d)	a range of surgical and restorative instruments and dental consumables for use by dental professionals and oral surgeons to support dental implants and abutments; and

(e)	screw retained implant bridges;

"Disclosure Documents" means: (i) the documents as evidenced by the DVD(s) and (ii) the Vendor Due Diligence Report;

"Disclosure Letter" means the disclosure letter dated on the Execution Date from the Seller to the Purchaser together with the Disclosure Documents;

"DVD(s)" means the blu-ray discs provided by Intralinks comprising all documents provided for inspection and review in the Data Room;

"EBITDA" means operating profit plus amortisation and depreciation;

"ECMR" means Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings, as amended;

"Effective Time" means 00.01 on the Completion Date;

"Encumbrance" means any mortgage, pledge, assignment, deposit arrangement, security interest, lien (statutory or otherwise) and/or any other charge, limitation or preferential or priority right, including any agreement or arrangement purporting to create any of the foregoing;

"Environment" means any of the following media namely air, water (including groundwater) or land (including soil) excluding those media within buildings or other man made structures above or below ground;

"Environmental Laws" means any Applicable Law, including any common law, statute, statutory instrument, treaty, regulation, directive, decision, by-law, circular, code, guidance, plan, order, notice, demand, decree, injunction, resolution or judgment which relate to the pollution, contamination or protection of the Environment and which are in force or effect from time to time;

"Estimated Final Cash Balance" means USD 46,000,000 (forty six million US dollars);

"Estimated Final Financial Debt" means USD 1,000,000 (one million US dollars);

"Estimated Intra-Group Borrowings" means USD 264,000,000 (two hundred and sixty four million US dollars);

"Estimated Intra-Group Lendings" means USD 270,000,000 (two hundred and seventy million US dollars);

"Estimated Net Debt Amount" means USD 51,000,000 (fifty one million US dollars) (being the aggregate of the Estimated Final Cash Balance and Estimated Intra-Group Lendings less the aggregate of the Estimated Final Financial Debt and Estimated Intra-Group Borrowings) less the amount of any Pre Sale Payments;

"European Commission" means the Commission of the European Union as established by the Treaty of Rome 1957, as amended;

"European Union" means the economic and political union of 27 member states as established by the Maastricht Treaty of 1993, as amended;

"Excluded IP" means the Excluded Trade Marks and the domain names listed in Disclosure Document 17.1.1.5;

"Excluded Products" means any products which are not developed or manufactured by any member of the Astra Tech Group but which are marketed by a member of the Astra Tech Group in its capacity as distributor pursuant to contractual arrangements with Third Parties;

"Excluded Trade Marks" means the names and/or trade marks listed in Disclosure Documents 17.1.1.7 and 17.1.1.9 and the names and/or trade marks "ASTRAZENECA", "ASTRA TECH", "ASTRA" and "ZENECA" (in each case including the stylised version of those names shown in Disclosure Document 17.1.1.9);

"Execution Date" means the date of this Agreement;

"Federal Trade Commission" means the United States’ Federal Trade Commission as created by the Federal Trade Commission Act 1914, as amended;

"Final Cash Balance" means in relation to each member of the Astra Tech Group, the aggregate of its cash and cash equivalents including cash in hand and cash and deposits with or balances at any Financial Institution (together with all accrued interest) in each case at the Effective Time and as calculated in accordance with schedule 5, part 2 and excluding Intra-Group Lendings;

"Final Certificate of the Net Debt Adjustment" has the meaning given to it in schedule 5, part 1, paragraph 3.6;

"Final Certificate of the Working Capital Adjustment" has the meaning given to it in schedule 5, part 1, paragraph 3.5;

"Final Financial Debt" means in relation to each member of the Astra Tech Group, the aggregate of: (i) all borrowings, overdrafts, loan stocks, bonds, debentures, and notes owed to any Financial Institution together with accrued interest, penalties, fees and premiums; (ii) other obligations of a kind required to be included in the balance sheet of a company pursuant to IFRS as obligations for borrowed money; (iii) capital leases; and (iv) any amounts payable in respect of bonuses or other payments made to the employees of any member of the Astra Tech Group in relation to the matters contemplated by this Agreement, in each case at the Effective Time and as calculated in accordance with schedule 5, part 2 other than: (i) indebtedness resulting from operating leases; (ii) any indebtedness arising in relation to any of the Pension Schemes; and (iii) Intra-Group Borrowings;

"Financial Institution" means any banking, lending or other similar institution or organisation which is not a member of the Seller’s Group or the Astra Tech Group;

"Financial Year" means an accounting reference period;

"Financing Sources" has the meaning given to it in clause 21.4;

"Funding Commitment Letter" means the letter from Morgan Stanley Senior Funding, Inc. addressed to the Purchaser in the Agreed Terms confirming its agreement to arrange and/or underwrite funding as set out in the letter, for the purposes of ensuring that the Purchaser has adequate cash resources at Completion to satisfy its obligations under this Agreement and the other Transaction Documents;

"Guarantees" means any guarantees of the obligations of any member of the Astra Tech Group entered into by the Seller or any other member of the Seller's Group exclusively in relation to the Business;

"Healthcare Business" means the development, manufacture, marketing and sale of the Healthcare Products by any member of the Astra Tech Group;

"Healthcare Products" means all health and care related products currently Owned, developed, manufactured, and/or marketed by any member of the Astra Tech Group, including:

(a)	a range of intermittent hydrophilic urinary catheters including “LOFRIC”, “LOFRIC PRIMO”, “LOFRIC PLUS” and “LOFRIC HYDRO-KIT”;

(b)	autologous blood transfusion products designed to collect and re-infuse patient's own blood during and after surgical procedures including “BELLOVAC ABT” and “SANGVIA” products;

(c)	low pressure vacuum wound drainage products for collection and removal of post-operative fluids from wounds, including “BELLOVAC”, “EXUDRAIN” and “ABDOVAC”;

(d)	surgical suction products commercialised under the “MEDENA” brand;

(e)	surgical varicose vein stripping instruments commercialised under the “VASTRIP” brand;

(f)	rubber band ligation products for treatment of haemorrhoids commercialised under the “KILROID” brand;

(g)	a range of products for positive expiratory pressure and respiratory muscle training therapy for use following surgical procedures; and

(h)	single-patient disposable mechanical infusion pumps for post-operative administration of local anaesthetics and other analgesics commercialised under the “KEYFLOW” brand;

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 as updated;

"IFRS" means the body of pronouncements issued by the International Accounting Standards Board (“IASB”) including the International Financial Reporting Standards and interpretations of those standards issued by the IASB and the International Financial Reporting Interpretations Committee and their predecessor bodies in each case as applied in the European Union;

"Information Technology" means the information and communications technology infrastructure and system including software, hardware, firmware and networks which is used in or has been developed for use in the Business;

"Insurance Policies" means all insurance policies maintained by any member of the Astra Tech Group with a Third Party to the extent relating to the Business;

"Intellectual Property" means all intellectual property, including patents, utility models, trade and service marks, trade names, domain names, rights in designs, copyrights, moral rights, topography rights, rights in databases, trade secrets and know-how and, in respect of registered intellectual property, all applications for registration of such intellectual property;

"Intra-Group Borrowings" means in relation to each member of the Astra Tech Group, the aggregate of all indebtedness of that member of the Astra Tech Group to any member of the Seller’s Group at the Effective Time, including all cash sums held by that member of the Astra Tech Group for or on behalf of any member of the Seller’s Group, accrued intra-group dividends payable (if any) plus all accrued interest (if any) on such intra-group indebtedness as calculated in accordance with schedule 5, part 2 and excluding Intra-Group Trading Amounts;

"Intra-Group Lendings" means in relation to each member of the Astra Tech Group, the aggregate of all indebtedness owing to that member of the Astra Tech Group by any member of the Seller’s Group at the Effective Time, including all cash sums held by that member of the Seller’s Group for or on behalf of any member of the Astra Tech Group, plus all accrued interest (if any) on such intra-group indebtedness as calculated in accordance with schedule 5, part 2 and excluding Intra-Group Trading Amounts;

"Intra-Group Trading Amounts" means all amounts owed by or to any member of the Astra Tech Group to or by any member of the Seller’s Group at the Effective Time in respect of the supply of products or services in the ordinary course of the Business or of the business of any member of the Seller’s Group;

"Key Employees" means those employees of the Astra Tech Group whose names are listed in Disclosure Document 17.1.1.19;

"Long Stop Date" means the date which falls six months after the Execution Date unless the condition set out in clause 4.1.2(a), clause 4.1.2(b), or 4.1.2(c) in respect of the Relevant Competition Authority in Germany only, has not been satisfied by such date in which case it means the date which is 9 months after the Execution Date;

"Losses” or “Loss" means, in respect of any matter, event or circumstance, all losses, claims, demands, actions, proceedings, damages and other payments, costs, expenses or other liabilities of any kind including reasonable attorney’s fees, but excluding any consequential and/or indirect loss (which exclusions shall include any loss of profit, opportunity, business, goodwill, reputation or anticipated savings);

"Lost Astra Tech Certificates" means the share certificate representing 220 shares in the Company with number 31-250;

"Material Adverse Change" means any change, event or occurrence or any combination thereof that occurs after the Execution Date and reduces, or could be reasonably expected to reduce, the budgeted EBITDA of the Business in any consecutive four-quarter period up to the date falling two years after the Execution Date by more than USD 25,000,000 (twenty five million US dollars) other than any such change, event or occurrence arising from or relating to:

(a)	general economic, capital markets, financial markets, foreign exchange markets, regulatory or political conditions affecting the dental or health care industry;

(b)	a breach of this Agreement or any other Transaction Document by the Purchaser;

(c)	any cyclical or seasonal effect on the Astra Tech Group’s business or the industry within which the Astra Tech Group operates consistent with previous experience in the business or the industry;

(d)	changes in Applicable Law;

(e)
the taking of any action contemplated by this Agreement (including under clause 4.2.1) or any other Transaction Document, including the acquisition of the Astra Tech Group by the Purchaser or any member of the Purchaser’s Group or the announcement or pendency of the transaction contemplated by this Agreement;

(h)	changes arising as a result of terrorism; or

(i)	any deliberate or wilful act, omission or interference by the Purchaser or any member of the Purchaser’s Group the intention of which is to give rise to such change, event or occurrence;

"Material Contract" means:

(a)
all contracts for the sale of Products (other than Excluded Products) with the 10 largest customers by value of the total annual sales of the Products (other than Excluded Products) in 2010 in each of the jurisdictions in which any member of the Astra Tech Group is incorporated;

(b)
any contract for the purchase of supplies in each of the Dental Business and the Healthcare Business under which (i) any member of the Astra Tech Group has, in 2010, incurred expenditure of at least USD 5,000,000 (five million US dollars) and (ii) 75% or more of the aggregate purchases of any particular product or component is purchased; or

(c)
all contracts for the distribution of Products (other than Excluded Products) anywhere in the world (other than those in which a member of the Astra Tech Group is incorporated) between the Astra Tech Group and the ten largest Third Party distributors by value of the total annual sales of the Products (other than Excluded Products) worldwide in 2010;

"Material Part" means a proportion of the relevant business which accounts for at least 40% of the total revenue of the relevant business;

"Net Debt Adjustment" means the amount by which the Estimated Net Debt Amount is more than or less than the Net Debt Amount;

"Net Debt Amount" means the aggregate of the Final Cash Balance and Intra-Group Lendings of the Astra Tech Group less the aggregate of the Final Financial Debt and Intra-Group Borrowings of the Astra Tech Group, each as set out in the Completion Net Debt Statement;

"Owned" means the possession (whether by ownership, license or other title) by a party of the right to grant to another party access, ownership and/or a license with respect to a product without violating the terms of any agreement or other arrangement with any Third Party;

"Pension Scheme(s)" means those schemes referred to in the Vendor Due Diligence Report and/or listed in Disclosure Document 17.1.1.18;

"Permitted Activities" means those activities carried on by a member of the Seller’s Group as set out in schedule 7;

"Permitted Capital Expenditure" means the intended capital expenditure of the Astra Tech Group as set out in Disclosure Document 17.1.1.20;

"Person" means any individual, firm, company, corporation, government, state or agency of state or any association, trust or partnership (whether or not having a separate legal personality) and includes a reference to that Person's legal personal representatives and successors;

"Pre Sale Payment" means a dividend, distribution or other payment made by a member of the Astra Tech Group prior to Completion the effect of which would be to reduce the Net Debt Amount;

"PRI" has the meaning given to it in clause 10.2;

"Product Claim" means a claim brought by a Third Party against any member of the Purchaser’s Group or the Astra Tech Group after the Completion Date which directly relates to Products (other than Excluded Products) sold prior to the Completion Date;

"Products" means the Dental Products and the Healthcare Products;

"Properties" means those freehold and leasehold properties owned, leased or in which a member of the Astra Tech Group has a proprietary interest, details of which are set out in Disclosure Document 17.1.1.3;

"Purchase Price" has the meaning given to it in clause 3.1;

"Purchaser's Group" means any of the Purchaser and any of its Affiliates from time to time but excluding all members of the Astra Tech Group and "member of the Purchaser's Group" shall be construed accordingly;

"Qualifying Revenues" means revenues of at least USD150,000,000 (one hundred and fifty million US dollars) derived from products similar to the Products;

"Recognised Investment Exchange" means any market on which investments can be traded including the London Stock Exchange, the New York Stock Exchange and the NASDAQ OMX Stockholm Exchange;

"Relevant Capacity" means for the Seller's account or for that of any other Person, including any other member of the Seller’s Group, whether as shareholder, investor, principal, partner, director, consultant or agent;

"Relevant Competition Authority" means the European Commission, the Federal Trade Commission or the Antitrust Division of the United States Department of Justice, Federal Cartel Office (Bundeskartellamt), Norwegian Competition Authority (Konkurransetilsynet) and Turkish Competition Authority (Rekabet Kurumu);

"Restricted Employees" means with respect to any member of the Astra Tech Group (i) any employee holding a managerial or executive office; (ii) any sales representative; and (iii) any research and development personnel;

"Restricted Period" means the period of two years from the Completion Date;

"Review Period" means the period of 30 Business Days following receipt by the Seller from the Purchaser of the draft Completion Accounts;

"Seller's Account" means the account in the name of JPMorgan Chase New York, SWIFT CHASUS33, For the account of JPMorgan Chase London, SWIFT CHASGB2L, For the credit of AstraZeneca Treasury Limited, account number 22435701;

"Seller's Group" means the Seller and any of its Affiliates from time to time but excluding all members of the Astra Tech Group and "member of the Seller's Group" shall be construed accordingly;

"Seller's Lawyers" means Greenberg Traurig Maher LLP whose offices are at 200 Gray’s Inn Road, London WC1X 8HF U.K.;

"Shares" means all of the issued shares in the capital of the Company, details of which are set out in part 1 of Disclosure Document 17.1.1.1;

"Statutory Accounts" means:

(a)
the consolidated audited balance sheet of the Astra Tech Group as at 31 December 2009 and the consolidated audited profit and loss account in respect of the Financial Year ended on 31 December 2009; and

(b)
the consolidated audited balance sheet of the Astra Tech Group as at the Statutory Accounts Date and the consolidated audited profit and loss account in respect of the Financial Year ended on the Statutory Accounts Date;

"Statutory Accounts Date" means 31 December 2010;

"Subsequent Sale" means any sale, conveyance, assignment, transfer or other disposal of any, direct or indirect, legal or beneficial interest in or to, or any arrangement or understanding with the same effect, including the transfer of the financial benefit, of any of: (i) the Shares; (ii) the Business or a Material Part of the Business; (iii) the Dental Business or a Material Part of the Dental Business; or (iv) the Healthcare Business or a Material Part of the Healthcare Business;

"Subsidiaries" means those companies which are direct subsidiaries of the Company, details of which are set out in part 2 of Disclosure Document 17.1.1.1;

"Takeover Panel" means the Panel on Takeovers and Mergers;

"Target Working Capital Value" means an amount equal to SEK575,000,000 (five hundred and seventy five million Swedish krona);

"Tax" or "Taxation" means all governmental, state, community, municipal or regional taxes, levies, imposts, duties, tariffs, charges, deductions, withholdings and social security contributions of any kind in any jurisdiction including:

(a)
corporation tax, corporate income tax, advance corporation tax, income tax, capital or chargeable gains tax, inheritance tax, value added tax, national insurance contributions, capital duty, stamp duty, stamp duty reserve tax, stamp duty land tax, transfer taxes, insurance premium tax, landfill tax, climate change levy, aggregates levy, withholdings and deductions in respect of tax, duties of customs and excise and all taxes on gross and net income, profits or gains, receipts, sales, use, occupation, franchise, added value, personal property or net worth; and

(b)	all penalties, charges, costs and interest included in or relating to any such amounts;

"Tax Authority" means any revenue, customs or fiscal governmental, state, community, municipal or regional authority, body or Person anywhere in the world competent to impose or collect Tax;

"Tax Benefit" has the meaning given to it in schedule 3, paragraph 7;

"Tax Deed" means the deed of that name, in the Agreed Terms, to be entered into between the Seller and the Purchaser at Completion and, after that date, that same deed as entered into by the Seller and the Purchaser;

"Tax Liability" has the meaning given to it in schedule 3, paragraph 7;

"Tax Return" means any return, declaration, report, claim for refund or information return or statement relating to Tax supplied or required to be supplied to a Tax Authority, including any schedule or attachment to it or any amendment of it;

"Territories" means each of Sweden, the United States, the United Kingdom, Germany, Italy, France, Spain, the Netherlands, Japan and Brazil;

"Third Party" means any Person other than a member of the Seller’s Group, a member of the Astra Tech Group or a member of the Purchaser’s Group;

"Third Party Claim" has the meaning given to it in schedule 3, paragraph 8;

"Transaction Documents" means this Agreement, the Tax Deed, the Disclosure Letter and the Transitional Services Agreement;

"Transfer Taxes" means any transfer taxes, stamp duty, stamp duty reserve tax, stamp duty land tax or equivalent taxes in any jurisdiction that arise as a result of the matters contemplated by this Agreement;

"Transitional Services Agreement" means the transitional services agreement in the Agreed Terms to be entered into between the Seller and the Company at Completion and, after that date, that same agreement as entered into by the Seller and the Purchaser;

"UK Listing Authority" means the Financial Services Authority in the United Kingdom its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000;

"VAT" means value added taxes, sales taxes, consumption taxes and other similar turnover taxes;

"Vendor Due Diligence Report" means the due diligence report prepared by Deloitte AB and provided to the Purchaser;

"Warranties" means the warranties referred to in clause 6 and set out in schedule 2 made by the Seller in favour of the Purchaser;

"Working Capital Adjustment" means the amount, if any, by which the Working Capital Value is less than 95% or greater than 105% of the Target Working Capital Value;

"Working Capital Statement" means the statement substantially in the form set out in schedule 5 to be prepared in accordance with schedule 5; and

"Working Capital Value" means the aggregate of the working capital of the Astra Tech Group at the Effective Time as defined in schedule 5 and as set out in the Working Capital Statement.

1.2	Meaning of references

In this Agreement, unless the context requires otherwise, any reference to:

1.2.1	this Agreement includes the Background and schedules, which form part of this Agreement for all purposes;

1.2.2
the Background is to the statements about the background to this Agreement made above, a clause or to a schedule is, as the case may be, to a clause of or a schedule to this Agreement and any reference in a schedule to a part or paragraph is to a part or paragraph of that schedule;

1.2.3	a company is to any company, corporation or other body corporate wherever and however incorporated or established;

1.2.4	a document is to that document as supplemented, otherwise amended, replaced or novated from time to time;

1.2.5
any English statutory provision or English legal term for any action, remedy, method of judicial proceeding, document, legal status, court, official or other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English statutory provision or English legal term;

1.2.6	the masculine, feminine or neuter gender respectively includes the other genders and any reference to the singular includes the plural (and vice versa);

1.2.7
including means "including without limitation" (with related words being construed accordingly), in particular means "in particular but without limitation" and other general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

1.2.8	a party or the parties is to a party or the parties (as the case may be) to this Agreement and shall include any permitted assignees of a party;

1.2.9
pounds, sterling, GBP or £ is to the lawful currency from time to time of the United Kingdom, dollars, USD or $ is to the lawful currency from time to time of the United States and krona, kr or SEK is the lawful currency from time to time of Sweden;

1.2.10
a statute or statutory provision includes any consolidation or re-enactment, modification or replacement of the same, any statute or statutory provision of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the Execution Date would extend or increase the liability of either party to the other under this Agreement;

1.2.11	a time of the day is to London time and references to a day are to a period of 24 hours running from midnight to midnight;

1.2.12	writing shall include any modes of reproducing words in a legible and non-transitory form; and

1.2.13	an "accounting reference period", "body corporate", and "subsidiary undertaking" have the meanings given to them in the Companies Act 2006.

1.3	Contents page and headings

In this Agreement, the contents page and headings are included for convenience only and shall not affect the interpretation or construction of this Agreement.

2.	AGREEMENT TO SELL AND PURCHASE

2.1	Sale and purchase

Subject to the provisions of this Agreement, including fulfilment of the conditions in clause 4.1, the Seller shall sell with full title guarantee and the Purchaser shall purchase the entire legal and beneficial ownership in the Shares, free and clear of any Encumbrances, together with all rights attached or accruing to them at Completion.

2.2	Waiver of pre-emption rights

The Seller waives and shall procure the waiver of all rights of pre-emption over or other rights to restrict transfer of the Shares conferred either by the constitutional documents of the Company or in any other way.

2.3	Designation

The Purchaser may by notice in writing to the Seller not later than three Business Days before the Completion Date designate a wholly owned subsidiary to perform Completion and assume all of the rights and obligations of the Purchaser under this Agreement, provided that Dentsply International Inc. shall remain responsible for, and guarantee the fulfilment of (a) the obligations such wholly owned subsidiary shall have so assumed in respect of this Agreement and; (b) the obligations of such wholly owned subsidiary under any other Transaction Document.

3.	PURCHASE PRICE

3.1	Total Purchase Price

The total price for the Shares shall be USD 1,785,000,000  (one billion seven hundred and eighty five million US dollars) plus the Estimated Net Debt, as adjusted in accordance with clause 3.2 (the "Purchase Price").

3.2	Payment of Purchase Price

The Purchase Price shall be satisfied:

3.2.1	on the Completion Date by the payment in cash of an amount equal to USD 1,785,000,000 (one billion seven hundred and eighty five million US dollars) plus the Estimated Net Debt Amount;

3.2.2	on the Balancing Payment Date either:

(a)
if the Target Working Capital Value is less than the Working Capital Value by an amount equal to more than five per cent of the Target Working Capital Value, by payment by the Purchaser in cash of an amount equal to the Working Capital Adjustment; or

(b)
if the Target Working Capital Value is more than the Working Capital Value by an amount equal to more than five per cent of the Target Working Capital Value, by payment by the Seller of an amount equal to the Working Capital Adjustment, together, in each case, with interest thereon at a rate per annum equal to the base rate from time to time of Barclays Bank plc, calculated on the basis of the actual number of days elapsed over 360, from the Completion Date to the Balancing Payment Date; and

3.2.3	on the Balancing Payment Date either:

(a)	if the Net Debt Amount is a positive figure and the Estimated Net Debt Amount is less than the Net Debt Amount, by payment by the Purchaser to the Seller of an amount equal to the Net Debt Adjustment;

(b)	if the Net Debt Amount is a positive figure and the Estimated Net Debt Amount is more than the Net Debt Amount, by payment by the Seller to the Purchaser of an amount equal to the Net Debt Adjustment;

(c)
if the Net Debt Amount is a negative figure and the Estimated Net Debt Amount is less than the Net Debt Amount, by payment by the Purchaser to the Seller of an amount equal to the Net Debt Adjustment; or

(d)	if the Net Debt Amount is a negative figure and the Estimated Net Debt Amount is more than the Net Debt Amount, by payment by the Seller to the Purchaser of an amount equal to the Net Debt Adjustment, together, in each case, with interest thereon at a rate per annum equal to the base rate from time to time of Barclays Bank plc, calculated on the basis of the actual number of days elapsed over 360, from the Completion Date to the Balancing Payment Date. A worked example of the Net Debt Adjustment mechanism under clause 3.2.3 can be found in schedule 8.

3.3	Method of Payment

Each payment to be made under this clause 3 shall be made by electronic transfer for same day value to, in the case of a payment to the Seller, the Seller's Account and, in the case of a payment to the Purchaser, the Purchaser's account details of which shall be notified to the Seller not less than three Business Days prior to the due date for payment.

3.4	Receipt by Seller’s Lawyers

Receipt and acceptance by the Seller's Lawyers of any monies or completed documentation to be provided by the Purchaser in satisfaction of any of the obligations of the Purchaser, under this Agreement shall be accepted by the Seller as a full and complete discharge of that obligation.

3.5	Payment pursuant to claim

If any payment is made by the Seller to the Purchaser pursuant to a claim made by the Purchaser for any breach of this Agreement or the Tax Deed or otherwise pursuant to this Agreement or the Tax Deed, the payment shall, so far as is legally possible, be made by way of reduction of the Purchase Price and the Purchase Price shall accordingly be deemed to have been reduced by the amount of that payment.

3.6	Interest on overdue amounts

Interest shall be payable by either party on any money which is not paid by such party to the other under this Agreement or any of the other Transaction Documents by the due date for its payment at the Default Rate.

3.7	Transfer Taxes

All Transfer Taxes arising on the transfer of the Shares to the Purchaser shall be borne by the Purchaser and shall be paid on a timely basis and in compliance with all statutory requirements.

4.	CONDITIONS

4.1	Conditions

Completion is conditional on:

4.1.1	no Material Adverse Change having occurred prior to the Completion Date; and

4.1.2	the Purchaser having notified the acquisition of the Shares to each Relevant Competition Authority; and

(a)	all waiting periods (including any extensions thereof) under the HSR Act applicable to the matters contemplated by this Agreement having expired or been terminated or waived;

(b)
in so far as the matters  contemplated by this Agreement fall within the scope of ECMR, the Purchaser having received confirmation from the European Commission that, despite the matters contemplated by this Agreement constituting a concentration which falls for review under the ECMR, the European Commission has decided not to oppose the concentration and declared it compatible with the Common Market, including a declaration of compatibility which is dependent on the Purchaser giving certain specified undertakings to the European Commission; and

(c)
the Purchaser having received confirmation from the Relevant Competition Authorities in Germany, Norway and Turkey that the matters contemplated by this Agreement have been approved or all waiting periods (including any extensions thereof) applicable to the matters contemplated by this Agreement having expired or been terminated or waived,

(all of clauses 4.1.2 (a) to (c) (inclusive), the "AT Condition"), provided that the conditions under clauses 4.1.1 and, so far as it is lawful to do so, 4.1.2 above may be waived by the Purchaser.

4.2	Satisfaction of AT Condition

4.2.1
The Purchaser shall, and shall procure that each other member of the Purchaser’s Group where relevant shall, use its best endeavours to procure the satisfaction of the AT Condition as soon as possible after the Execution Date including, without prejudice to the generality of this clause 4.2.1 by:

(a)	as soon as practicable and in any event no later than 15 Business Days after the Execution Date making all filings required under the HSR Act;

(b)	as soon as practicable and in any event no later than 10 Business Days after the Execution Date making all filings required under the ECMR;

(c)	as soon as practicable and in any event no later than 15 Business Days after the Execution Date making all filings required under the applicable competition laws of Germany, Norway and Turkey;

(d)
providing as promptly as practicable and in a complete and accurate form all information which is requested or required by any Relevant Competition Authority with respect to its review of the matters contemplated by this Agreement; and

(e)
giving all undertakings or commitments to, or agreeing a settlement or consent orders or similar with, any Relevant Competition Authority including any obliging the Purchaser or any other member of the Purchaser’s Group to:

(i)	divest any part of the Shares or the Business including all or any part of the business of any member of the Astra Tech Group in the jurisdictions in respect of which the AT Condition applies;

(ii)	divest all or any part of the business of the Purchaser’s Group that operates in the jurisdiction in respect of which paragraph 4.1.2(a) applies;

(iii)
conduct its affairs and/or behave in a particular manner including not to enter into any transaction or agreement that can reasonably be expected to increase materially the time required to obtain the approvals from any Relevant Competition Authority required to satisfy the AT Condition; and/or

(iv)	to enter into, modify or terminate any commercial agreements with a Third Party,

if required by, or necessary to overcome any concerns of, any Relevant Competition Authority in order to obtain all authorisations, consents, approvals, actions and/or clearances and/or secure the expiry or termination of waiting periods and/or the removal of prohibitions, injunctions, temporary restraining or hold separate order, or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying Completion.

4.2.2	The Seller shall cooperate with the Purchaser to ensure satisfaction of the AT Condition as soon as is reasonably practicable, such cooperation to include all or any of the following:

(a)
the provision on a timely basis of all information available to the Seller that is reasonably necessary for the purpose of preparing any necessary filings or notifications required in order to procure the satisfaction of the AT Condition;

(b)
assistance, as reasonably requested by the Purchaser, with the preparation of any filings or notifications to, or responses to requests for information made by any Relevant Competition Authority in order to procure the satisfaction of the AT Condition;

(c)
at the request of the Purchaser, with reasonable notice, attending (and, if appropriate, requesting) a meeting or hearing with any Relevant Competition Authority (withdrawing from any hearing or meeting attended by the Purchaser as and when matters confidential to the Purchaser or any Third Party arise which shall include reasons for the purchase of the Shares);

(d)
provide draft copies of the Communication (as defined below) of the Seller (or, in respect of an oral Communication, an indication of the proposed content of such oral Communication) together with copies of any supporting documentation or other relevant material, after redaction of any confidential information belonging to the Seller and any Third Party, to the Purchaser in advance; and

(e)
take due consideration of any reasonable comments made by the Purchaser who shall communicate any comments promptly to the Seller so as not to delay the submission of the Communication to any Relevant Competition Authorities.

4.2.3
Before making any material notification, filing, submission, response or other communication (whether orally, in writing, in electronic format or otherwise) other than of a purely administrative nature (each a “Communication”) to any Relevant Competition Authority, the Purchaser shall:

(a)
provide draft copies of the Communication (or in respect of an oral Communication an indication of the proposed content of such oral Communication) together with copies of any supporting documentation or other relevant material, after redaction of any confidential information belonging to the Purchaser and any Third Party, to the Seller in advance; and

(b)
take due consideration of any reasonable comments made by the Seller who shall communicate any comments promptly to the Purchaser so as not to delay the submission of the Communication to any Relevant Competition Authorities.

4.2.4
The parties shall provide each other with copies of all material written communications and summaries of all material oral communications from and to the Relevant Competition Authorities, subject to protecting from disclosure any confidential information belonging to the party providing such copies and any Third Party and, if requested by a party, acting reasonably, such other information as such party shall require in relation to the satisfaction of the AT Condition.

4.3	Notification of other party

4.3.1	Upon either party becoming aware that the AT Condition:

(a)	has been satisfied;

(b)	will or is likely to be delayed in satisfaction beyond the Long Stop Date; or

(c)	has or is likely to become incapable of satisfaction by the Long Stop Date,

that party shall immediately notify the other party of the fact and shall supply to the other party written evidence (if available) of the satisfaction of the AT Condition or (as the case may be) a written explanation for the delay in satisfaction or for the AT Condition having or being likely to become incapable of satisfaction.

4.3.2
If the Purchaser believes at any time that a Material Adverse Change has occurred and the Purchaser wishes to terminate this Agreement, the Purchaser must give the Seller five Business Days (or, if Completion is scheduled to occur on a date less than five Business days from the date on which such belief arises, the number of Business Days between those two dates) prior written notice of its intention to terminate, together with a description of the change, event or circumstance which is deemed to constitute such Material Adverse Change.

4.4	If Conditions not satisfied

In the event of the conditions under clause 4.1 not being satisfied, or, to the extent lawful to do so, waived on or before the Long Stop Date, all rights and obligations of the parties under this Agreement (except under clauses 13, 14, 15, 17, 18, 20, 21, 22 and 23) shall terminate and no party shall have any claim against the other, but without prejudice to the accrued rights and obligations of the parties before that termination.

4.5	Conduct between exchange and Completion

The Seller undertakes that, between the Execution Date and the earlier of Completion or termination of this Agreement, it shall comply with, and shall procure that each other member of the Seller’s Group and each member of the Astra Tech Group shall comply with, the provisions set out in schedule 6, save with the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed) or as expressly permitted under this Agreement or another Transaction Document.

5.	COMPLETION

5.1	Completion

Subject to clause 4.1, Completion shall take place on:

5.1.1
the last Business Day of the calendar month in which the AT Condition has been satisfied, if there are more than five Business Days between the date on which the AT Condition is satisfied and the last Business Day of that calendar month; or

5.1.2
the last Business Day of the calendar month following the calendar month in which the AT Condition has been satisfied, if there are less than five Business Days between the date on which the AT Condition is satisfied and the last Business Day of that calendar month, provided in each case that the AT Condition is fulfilled on or before the Long Stop Date.

5.2	Completion arrangements

At Completion the Seller and the Purchaser shall each do, or shall procure the doing of, those things listed in schedule 1.

5.3	Compliance with obligations

Neither the Seller nor the Purchaser shall be obliged to complete this Agreement nor take any action to complete this Agreement unless the other party complies with its obligations under this clause 5.

5.4	Parties' rights

If the provisions of clause 5.2 and schedule 1 are not complied with, the party not in default may in addition to and without prejudice to all its other rights and remedies:

5.4.1	defer Completion to a date not more than 28 days after the date referred to in clause 5.1 (and the provisions of this clause shall apply to Completion as so deferred);

5.4.2	proceed to Completion so far as practicable (without limiting its rights under this Agreement);

5.4.3	rescind this Agreement without liability on its part; or

5.4.4	waive all or any of the obligations of the other party.

6.	WARRANTIES

6.1	Warranties

As at the Execution Date the Seller warrants to the Purchaser in terms of the Warranties.

6.2	Limitations on claims

The liability of the Seller for breach of the Warranties or under any other provision of this Agreement (other than clause 2.1) shall (except in the case of fraud) be limited as set out in schedule 3.

6.3	Status of Warranties

Subject to clauses 6.2 and 6.4, the Seller agrees that each of the Warranties is separate from and independent of any other Warranty and (except as otherwise provided in this Agreement) shall not be limited by any other provision of this Agreement.

6.4	Certain Warranties specific

The only Warranties given:

6.4.1
in respect of Intellectual Property, Information Technology and licences and agreements in respect of Intellectual Property and Information Technology are those set out in schedule 2, paragraphs 2, 10 and 14 and the other Warranties shall be deemed not to be given in relation to Intellectual Property, Information Technology and licences and agreements in respect of Intellectual Property;

6.4.2
in respect of employment matters including pensions and other benefits are those set out in schedule 2, paragraphs 2, 12 and 14 and the other Warranties shall be deemed not to be given in relation to employment matters including pensions and other benefits;

6.4.3	in respect of the Properties, are those set out in schedule 2, paragraphs 2, 7 and 14 and the other Warranties shall be deemed not to be given in relation to the Properties; and

6.4.4	in respect of Taxation are those set out in schedule 2, paragraphs 2, 14 and 15 and the other Warranties shall be deemed not to be given in relation to Taxation; and

6.4.5
in respect of the Environment and human health and safety are those set out in schedule 2, paragraphs 2, 7.5, 7.6 and 14 and the other Warranties shall be deemed not to be given in relation to the Environment and human health and safety.

6.5	No right of rescission

Notwithstanding any breach of this Agreement or the provisions of any Applicable Law, the sole remedy of the Purchaser for breach of the Warranties shall be damages and the Purchaser shall have no right to rescind or terminate this Agreement or any other Transaction Document after Completion in any circumstances or be entitled to treat the Seller as having repudiated this Agreement or any other Transaction Document.  The Purchaser irrevocably waives any other rights, powers or remedies it may have in relation to a breach of the Warranties and no member of the Seller's Group shall be liable to the Purchaser or any other member of the Purchaser’s Group under any statutory warranty provisions or similar rules.

6.6	Meaning of "so far as the Seller is aware"

If any of the Warranties are expressed to be given "so far as the Seller is aware", or words to that effect, the Seller shall be deemed only to have knowledge of the facts, matters and circumstances actually known by any of the persons listed in schedule 4 whose knowledge shall be deemed to be limited to the Warranties set out next to the name of the relevant person in schedule 4 (after reasonably diligent enquiries given their respective duties) and the Seller shall be deemed not to have any other actual, imputed or constructive knowledge of such individuals or generally.

6.7	Product Liability

The Seller shall indemnify the Purchaser (for itself and as trustee for each other member of the Purchaser's Group) in respect of any Loss resulting from Product Claims, provided that the Seller shall have no liability for any individual Product Claim (or for a series of connected Product Claims arising from substantially identical circumstances) unless the Loss resulting from such individual Product Claim (or series of connected Product Claims arising from substantially identical circumstances) exceeds an amount equal to USD 150,000 (one hundred and fifty thousand US dollars), in which case the Seller's liability shall be limited to the excess above such amount.

7.	PURCHASER'S WARRANTIES AND COVENANTS

7.1	Purchaser’s warranties

The Purchaser warrants to the Seller that:

7.1.1	it is duly organised, validly existing and in good standing;

7.1.2	it has full power and authority to enter into and perform this Agreement and the other Transaction Documents;

7.1.3
this Agreement and each other Transaction Document constitutes legal, valid and binding obligations on the Purchaser in accordance with its respective terms enforceable against the Purchaser in accordance with such terms;

7.1.4	it is entering into this Agreement and the other Transaction Documents on its own behalf and not on behalf of any other Person;

7.1.5	it has duly authorised, executed and delivered this Agreement and the other Transaction Documents;

7.1.6	the execution and delivery of, and the performance by it of its obligations under, this Agreement and the other Transaction Documents will not:

(a)	contravene or conflict with or result in a breach of any provision of its constitutional documents or any instrument to which it is a party or by which it is bound;

(b)
contravene or conflict with or result in a breach of any order, judgment or decree of any court, regulatory authority or governmental agency to which it is a party or by which it or any of its assets is bound; or

(c)	result in a violation or breach of any Applicable Law or rules or regulations of any court or government or regulatory authority in any jurisdiction;

7.1.7
other than as required in respect of the satisfaction of the AT Condition, all consents, permissions, approvals and agreements of its shareholders which are necessary for it to obtain in order to enter into and perform this Agreement in accordance with its terms have been unconditionally obtained in writing and have been disclosed in writing to the Seller;

7.1.8	so far as the Purchaser is aware:

(a)	there are no outstanding judgments, orders, injunctions or decrees of any governmental or regulatory body or arbitration tribunal against or affecting any member of the Purchaser's Group;

(b)	there are no lawsuits, actions or proceedings pending or, to the knowledge of the Purchaser, threatened against or affecting any member of the Purchaser's Group;

(c)	there are no investigations by any governmental or regulatory body which are or were in the last 12 months pending or threatened against any member of the Purchaser's Group; or

(d)
there are no orders made or petitions presented or resolutions passed for the winding up of any member of the Purchaser's Group or for an administration order in respect of any member of the Purchaser's Group;

(e)
no member of the Purchaser’s Group is party to, or is planning prior to Completion to enter into, any agreement or arrangement with respect to or to effect any acquisition, merger or amalgamation of or with any other business or Person, which, in each case, have or could have a material adverse affect on the ability of the Purchaser to execute and deliver or perform its obligations under this Agreement or any of the other Transaction Documents;

7.1.9
neither the Purchaser nor any other member of the Purchaser's Group (nor its or their respective employees) has actual knowledge of any fact or matter which would constitute a breach of any of the Warranties or otherwise give rise to any liability on the part of the Seller under any other provision of this Agreement or any of the other Transaction Documents (other than the Tax Deed); and

7.1.10	the Purchaser has delivered the Funding Commitment Letter to the Seller and that:

(a)	the Funding Commitment Letter is in full force and effect and has not been withdrawn, terminated, amended or modified in any respect;

(b)
the Funding Commitment Letter contains the full terms and conditions of the financing contemplated by it including full details of all conditions precedent to the obligations of the funding party to make the financing contemplated by it;

(c)
it is not in breach of any of the terms or conditions of the Funding Commitment Letter and no event has occurred which, with or without notice, the lapse of time or both, could reasonably be expected to constitute a breach or failure to satisfy a condition precedent in it;

(d)	the Purchaser has no reason to believe that it will be unable to satisfy any of the conditions contained in the Funding Commitment Letter on or before the Completion Date; and

(e)
the proceeds contemplated by the Funding Commitment Letter constitute all of the Third Party financing required for the consummation by the Purchaser of the transactions contemplated by this Agreement and the other Transaction Documents and the Purchaser will, at Completion, have immediately available on an unconditional basis the necessary cash resources to meet its obligations under this Agreement and the other Transaction Documents.

7.2	Purchaser’s covenants

7.2.1	The Purchaser shall use its best endeavours to obtain the financing on the terms and conditions described in the Funding Commitment Letter, including to:

(a)	negotiate and agree definitive agreements on the terms and conditions set out in the Funding Commitment Letter;

(b)	satisfy on a timely basis all conditions to obtaining the financing contemplated by the Funding Commitment Letter that are within its control; and

(c)	comply with its obligations under the Funding Commitment Letter.

7.2.2
The Purchaser shall give the Seller written notice as soon as practicable after becoming aware of any material breach by any party of or of any termination or purported termination of the Funding Commitment Letter.

7.2.3
The Purchaser shall keep the Seller informed with reasonable frequency and in reasonable detail of the status of its efforts to arrange the financing contemplated by the Funding Commitment Letter and shall not permit any material amendment or modification to be made to it which would affect the Purchaser’s ability to consummate the transactions contemplated by this Agreement or to proceed with Completion under this Agreement.

7.2.4
In the event that the Purchaser becomes aware of any event or circumstance that is likely to make procurement of any portion of the financing contemplated by the Funding Commitment Letter unlikely to occur in the manner or from the sources contemplated by the Funding Commitment Letter, the Purchaser shall as soon as reasonably practicable give written notice to the Seller of such event or circumstance and the Purchaser shall use its best endeavours to arrange financing to cover any shortfall from alternative sources.

8.	SELLER'S COVENANTS

8.1	Restrictive covenants

The Seller undertakes to the Purchaser that it shall not and it will procure that no other member of the Seller’s Group shall during the Restricted Period in any Relevant Capacity:

8.1.1
directly or indirectly carry on or be engaged, concerned or interested in carrying on any business competitive with any part of the Business within any of the Territories, including by directly or indirectly canvassing, soliciting or otherwise seeking the custom of any Customer in connection with any products competing with the Products; or

8.1.2
solicit, encourage or entice away from any member of the Astra Tech Group any of the Restricted Employees (whether or not any of those persons would commit a breach of his contract of employment or consultancy agreement by reason of leaving service), provided that nothing in clause 8 shall prevent the Seller or any other member of the Seller’s Group from employing, or interviewing with a view to employing, any Restricted Employee who responds to a publicly advertised vacancy or who, of his or her own volition, applies for employment with the Seller or any other member of the Seller’s Group.

8.2	Exceptions

Nothing in clause 8.1 shall prevent the Seller or any other member of the Seller’s Group on and after Completion from:

8.2.1	carrying on any of the Permitted Activities;

8.2.2	holding, for investment or pension purposes only, up to five per cent of any class of shares or other securities listed or traded on a Recognised Investment Exchange;

8.2.3	being an owner of no more than 30% of the share capital or other equity interests of any Person operating or interested in a business competitive with any part of the Business;

8.2.4
acquiring the whole or any part of, or investing in, a Person which engages in any business which competes with or may compete with the Business in any of the Territories or the whole or any part of a business or portfolio of businesses which includes any business which competes with or may compete with the Business in any of the Territories where:

(a)	the business which competes with or may compete with the Business of such Person, business or portfolio does not have Qualifying Revenues; or

(b)
the business of such Person, business or portfolio which competes with or may compete with the Business has Qualifying Revenues that represent less than 20% of the total revenues of such Person, business or portfolio acquired, provided that if such 20% threshold is subsequently exceeded, the Seller shall use reasonable endeavours to dispose of a portion of such Person, business or portfolio which generates Qualifying Revenues in excess of 20% of the total revenues of such acquired Person, business or portfolio, within 12 months;

in each case, as set out in the latest available annual financial statements of that Person, business or portfolio; or

8.2.5	holding, for investment purposes only, any units of any authorised unit trust.

8.3	Financing Cooperation

Prior to Completion the Seller shall, and shall cause each member of the Astra Tech Group, to use its reasonable endeavours to provide such cooperation at the Purchaser's expense as may be reasonably requested by the Purchaser in connection with financing the transactions contemplated under this Agreement, including using reasonable endeavours to (i) cause appropriate officers and employees to be available at their offices and on reasonable notice to meet with ratings agencies, prospective lenders, underwriters and investors, as applicable, in presentations, meetings, road shows and due diligence sessions, (ii) provide reasonable assistance with the preparation of any ratings presentations, registration statements, prospectuses, offering memoranda or other disclosure materials in connection therewith, including the preparation of appropriate discussions of business, financial statements, pro-forma financials and management discussion for inclusion in any of the above, (iii) provide any Financing Sources with reasonable access to the properties, books and records of the Astra Tech Group, and (iv) direct its independent accountants to provide assistance to the Purchaser, including in connection with providing customary consents and comfort letters.

8.4	Pre Sale Payment

The Seller shall use its reasonable endeavours to procure that Pre Sale Payments of up to USD 26,000,000 (twenty six million US dollars) are made by a member of the Astra Tech Group prior to Completion.

9.	GUARANTEES

The Purchaser undertakes to the Seller (for itself and as trustee for each other member of the Seller's Group) that after Completion and as soon as reasonably practicable after the date on which it has received written notice from the Seller of the existence of a Guarantee, it will use its best endeavours to procure the release and discharge of the guarantor under any such Guarantee and the Purchaser's assumption of, and (if applicable) the substitution of the Purchaser or another member of the Purchaser's Group as the primary obligor in respect of each such Guarantee, in each case, on a non-recourse basis to any member of the Seller's Group. The Purchaser agrees with the Seller (for itself and as trustee for each other member of the Seller's Group) that, for so long as any Guarantee has not been released and discharged it shall (and shall procure that where relevant a member of the Purchaser's Group shall) assume and duly and properly perform, pay and discharge when due any such Guarantee and indemnify the Seller (for itself and as trustee for each other member of the Seller's Group) against any Losses incurred by any member of the Seller's Group in respect of any such Guarantee, provided that the Purchaser shall have no obligation: (i) with respect to any Guarantee, notice of which is received after the date falling 12 months after the Completion Date; and (ii) to the extent that any liability of the Seller (or any other member of the Seller's Group) relates to a breach of any obligation of any member of the Astra Tech Group where the Purchaser is entitled to seek compensation for Losses resulting from such breach under the provisions of this Agreement.

10.	PENSIONS

10.1	UK Pension Plan

The Seller shall indemnify the Purchaser (for itself and as trustee for each other member of the Purchaser's Group) against any debt which may be treated as due, from any member of the Astra Tech Group or the Purchaser's Group to the Trustee of the AstraZeneca Pension Fund under s75 or s75A of the Pensions Act 1995.

10.2	Swedish Pension Plan

The Purchaser shall prior to Completion notify Försäkringsbolaget PRI Pensionsgaranti, ömsesidigt (“PRI”) of the change of control of the Company to be effected pursuant to the terms of this Agreement.  However, nothing in this Agreement shall prevent the Seller or AstraZeneca plc from, at their own discretion, providing such notification to PRI, it being understood that the party first serving such notification shall inform the other without delay.  The Seller shall not be liable to any member of the Purchaser’s Group or any member of the Astra Tech Group for any Losses incurred by any of them in the event that PRI terminates the credit insurance held by the Company.  The Purchaser shall procure that AstraZeneca plc is released from its commitment to PRI as soon as reasonably practicable after Completion but in any event within 10 Business Days after Completion either by providing collateral acceptable to PRI for the credit insurance provided by PRI for the benefit of the Company or by redemption of the Company’s pension liabilities by buying pension insurance with Alecta.  The Purchaser shall indemnify the Seller (on behalf of itself and each other member of the Seller’s Group) for any Losses incurred by any member of the Seller’s Group in connection with the credit insurance pending the release of AstraZeneca plc and the termination thereof.

11.	NO SUBSEQUENT SALE

11.1	No Subsequent Sale

The Purchaser agrees that neither it, nor any other member of the Purchaser's Group nor, after Completion, any member of the Astra Tech Group, shall, before the date falling 18 months after the Completion Date:

11.1.1	enter into any agreement or arrangement relating to or in any way effect or complete a Subsequent Sale;

11.1.2	actively solicit or encourage offers in respect of a Subsequent Sale;

11.1.3	initiate a public process or engage external financial or corporate finance advisers in contemplation of a Subsequent Sale.

11.2	No actions between exchange and Completion

Notwithstanding the foregoing and other than as required pursuant to clause 4.2, neither the Purchaser nor any other member of the Purchaser's Group may take any action described in clause 11.1 during the period between the Execution Date and the Completion Date.

11.3	Liquidated damages

In consideration of the Seller entering into this Agreement and as an inducement, if the Purchaser is in breach of its obligations under clause 11.1 or 11.2, the Purchaser shall pay to the Seller within five Business Days of the date of the breach, by transfer of funds for the same day value to the Seller's Account, an amount equal to USD 50,000,000 (fifty million US dollars) as liquidated damages.  The parties confirm that (i) the Seller shall have no other remedy in respect of such breach, and (ii) this sum represents a genuine pre-estimate of the Seller's Loss.

12.	USE OF THE EXCLUDED IP

12.1	Non-use of Excluded IP

The Purchaser acknowledges and agrees (for itself and on behalf of each other member of the Purchaser’s Group and, after Completion, also each member of the Astra Tech Group) that nothing in any of the Transaction Documents shall operate as an agreement to transfer (nor shall transfer) any right, title or interest in any of the Excluded IP.  The Purchaser shall not use or register, and shall procure that no other member of the Purchaser’s Group nor, after Completion, also any member of the Astra Tech Group, shall use or register, any of the Excluded IP, nor in relation to the Excluded Trade Marks, any name or mark confusingly similar to any of them, except as permitted expressly in this clause 12.  For the avoidance of doubt notwithstanding the forgoing the Purchaser is permitted to use the Company Intellectual Property.   In addition the Seller confirms that it shall not and shall procure that no other member of the Seller Group shall object to the use by a member of the Astra Tech Group of the unregistered marks "Astra Tech Implants" or "Astra Tech Dental Implants".

12.2	Interim use

The Purchaser shall use its reasonable endeavours to procure that each member of the Astra Tech Group shall re-label each of the Products to remove or permanently obliterate any references to any of the Excluded Trade Marks as soon as reasonably practicable after Completion. Each member of the Astra Tech Group shall be permitted to use the Excluded Trade Marks on, and with respect to, any Products in the ordinary course of the Business for a period of up to 12 months after the Completion Date which period may be extended for a further three month period with the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed) following a written request from the Purchaser to the Seller (the end of such period (including any extension if applicable) being the "Cut off Date") and immediately following the Cut Off Date, the Purchaser shall and shall procure that each member of the Purchaser’s Group and each member of the Astra Tech Group shall, in each case, cease all further use of the Excluded Trade Marks, destroy any unused packaging or other unused materials using the Excluded Trade Marks and remove or permanently obliterate the Excluded Trade Marks from any sales literature provided that the Astra Tech Group shall be entitled to continue to use the Excluded Trade Marks in connection with any remaining stocks of Products in existence at the Cut Off Date for a further 6 month period after the Cut Off Date.

12.3	Goodwill

All goodwill arising out of the use or display by any member of the Astra Tech Group of any of the Excluded Trade Marks after Completion shall accrue to and vest in the Seller’s Group or as the Seller shall direct absolutely.

13.	CONFIDENTIALITY AND ANNOUNCEMENTS

13.1	Confidentiality

Subject to clause 13.2, each party shall, and shall procure that each member of the Seller’s Group and, before Completion, also each member of the Astra Tech Group (in the case of the Seller) and each member of the Purchaser’s Group and, after Completion, also each member of the Astra Tech Group (in the case of the Purchaser) shall, treat as strictly confidential:

13.1.1	the existence and provisions of this Agreement and the other Transaction Documents;

13.1.2	the negotiations relating to this Agreement and the other Transaction Documents; and

13.1.3
all information which relates to the other party or the business, financial or other affairs of the other party or each member of the Seller’s Group (in the case of the Purchaser) and each member of the Purchaser’s Group including, after Completion, also each member of the Astra Tech Group (in the case of the Seller).

13.2	Exceptions

Either party or each member of the Seller’s Group and, before Completion, also each member of the Astra Tech Group (in the case of the Seller) and each member of the Purchaser’s Group and, after Completion, also each member of the Astra Tech Group (in respect of the Purchaser) may disclose information referred to in clause 13.1 (including by way of press or public announcement or the issue of a circular) which would otherwise be confidential if and to the extent that the disclosure is:

13.2.1	approved by the other party in writing in advance;

13.2.2	required by the law of any relevant jurisdiction or by a court of competent jurisdiction;

13.2.3
required by any securities or investment exchange or regulatory or governmental body to which a party (or member of a group referred to above) is subject or reasonably submits, wherever situated, including a Recognised Investment Exchange, the UK Listing Authority or the Takeover Panel, whether or not the requirement for disclosure has the force of law;

13.2.4	required to vest in that party the full benefit of this Agreement or any other Transaction Document;

13.2.5
made to the professional advisers, auditors or bankers of that party or of any other member of the Seller's Group or, before Completion, also any member of the Astra Tech Group (in the case of the Seller) or of any other member of the Purchaser's Group and, after Completion, also any member of the Astra Tech Group (in the case of the Purchaser) subject to the condition that the party making the disclosure shall procure that those Persons to whom disclosure is made comply with clause 13.1 as if they were parties to this Agreement;

13.2.6
made to the officers or employees of that party or of any other member of the Seller's Group and, before Completion, also of any member of the Astra Tech Group (in the case of the Seller) or of any other member of the Purchaser's Group or, after Completion, also of any member of the Astra Tech Group (in the case of the Purchaser) who need to know the information for the purposes of the transactions effected or contemplated by this Agreement and the other Transaction Documents subject to the condition that the party making the disclosure shall procure that those Persons to whom disclosure is made comply with clause 13.1 as if they were parties to this Agreement;

13.2.7	of information that has already come into the public domain through no fault of that party; or

13.2.8
of information of the kind referred to in clause 13.1.3 which is already lawfully in the possession of that party as evidenced by its or its professional advisers' written records and which was not acquired directly or indirectly from or on behalf of the other party to this Agreement, provided that any information disclosed pursuant to clauses 13.2.2 or 13.2.3 shall be disclosed only, if reasonably practicable, after notice to the other parties (save where such notice is prohibited by law) and the disclosing party shall take reasonable steps to consult and co-operate with the other parties regarding the content, timing and manner of that disclosure and take reasonable steps to co-operate with any action which the other parties may reasonably elect to take to challenge legally the validity of that requirement.

13.3	No limit in time

The restrictions contained in this clause shall continue to apply after the rescission or termination of this Agreement and, following Completion, shall continue to apply without limit in time.

13.4	Notices to customers etc.

Nothing in this Agreement shall prohibit the Purchaser or the Seller or any other member of the Seller's Group, the Purchaser's Group or the Astra Tech Group from making or sending after Completion any announcement to a customer, client or supplier of any member of the Astra Tech Group informing it that the Purchaser has purchased the Shares provided that the form of any such announcement is approved in advance in writing by the Seller and the Purchaser, such approval not to be unreasonably withheld or delayed.

13.5	Announcement

Each party shall announce the transaction contemplated by this Agreement in accordance with the form of announcement provided to and approved by the other party.

14.	COSTS

Except to the extent this Agreement or any other Transaction Document provides otherwise, each party shall be responsible for all the costs, charges and expenses incurred by it in connection with and incidental to the negotiation, preparation and completion of this Agreement and the other Transaction Documents and the sale and purchase under this Agreement.

15.	ENTIRE AGREEMENT

15.1	Entire agreement

This Agreement and the other Transaction Documents together represent the whole and only agreement between the parties in relation to the sale and purchase of the Shares and supersede any previous agreement whether written or oral between the parties in relation to that subject matter.  Accordingly, all other terms, conditions, representations, warranties and other statements which would otherwise be implied (by law or otherwise) shall not form part of this Agreement or the other Transaction Documents and the Purchaser (on behalf of itself and each other member of the Purchaser's Group and each member of the Astra Tech Group) waives (and the Seller shall not be liable for) any other claims (except for claims arising from fraudulent conduct) any of them may have against the Seller or any other member of the Seller's Group other than pursuant to the Transaction Documents.

15.2	No reliance

The Purchaser acknowledges that in entering into this Agreement and the other Transaction Documents it places no reliance on any representation, warranty or other statement of fact or opinion save for the Warranties.

15.3	Financial promotion

Without prejudice to clause 15.2, the Purchaser acknowledges that, in entering into this Agreement and the other Transaction Documents it has not relied on any invitation or inducement to engage in investment activity made by or on behalf of any member of the Astra Tech Group, the Seller, any other member of the Seller's Group or any of their respective professional advisers.

16.	CONTINUING EFFECT

Each provision of this Agreement and the other Transaction Documents shall continue in full force and effect after Completion, except to the extent that any provision has been fully performed on or before Completion.

17.	INVALIDITY

If all or any part of any provision of this Agreement shall be or become illegal, invalid or unenforceable in any respect, then the remainder of that provision and/or all other provisions of this Agreement shall remain valid and enforceable.  If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it was deleted, the provision shall apply with whatever modification is necessary to make it valid, enforceable and legal.

18.	AMENDMENTS AND WAIVERS

18.1	Amendments

No amendment or variation of the terms of this Agreement or any other Transaction Documents shall be effective unless it is made or confirmed in a written document signed by each party to the relevant document, provided that no amendment or variation shall be made to clause 21.4, clause 23.5 or this provision without the written consent of each party to the Funding Commitment Letter.

18.2	Waivers

No delay in exercising or non-exercise by a party of any right, power or remedy under this Agreement or any other Transaction Document shall impair, or otherwise operate as a waiver or release of, that right, power or remedy.

19.	FURTHER ASSURANCE AND ASSISTANCE

19.1	Further assurance

Each party shall, and shall procure that each member of the Seller’s Group and, before Completion, also each member of the Astra Tech Group (in the case of the Seller) and each member of the Purchaser’s Group and, after Completion, also each member of the Astra Tech Group (in respect of the Purchaser) shall, from time to time, before or after Completion, at its own cost, do, perform, sign, execute and deliver all such acts, deeds, documents and things (or procure the doing, performance, signing, execution or delivery of them) as any other party shall from time to time reasonably require, in a form and in terms reasonably satisfactory to the other party to give full effect to this Agreement (including clause 12.3) and any other Transaction Document and to secure to the other the full benefit of the rights, powers and remedies conferred upon it in this Agreement (including clause 12.3) and any other Transaction Document.

19.2	Books and records

As from the Completion Date until the date falling six years after the Completion Date, the Seller and the Purchaser shall give to the other (and their respective representatives) such reasonable access to the books, accounts, records and returns of the other relating to or in connection with any member of the Astra Tech Group or the Business as the other may reasonably require including the right to take copies and extracts on reasonable advance notice (at the cost of the party taking them).

19.3	Availability of employees

After the Completion Date, either party shall make available to the other such employees of its group as the latter may reasonably require in connection with the conduct of proceedings or otherwise in connection with the Transaction Documents and of which such employees have particular knowledge by virtue of their involvement in the matter giving rise to those proceedings or otherwise.

19.4	Additional transitional services

If either party identifies a service prior to Completion that:

19.4.1	does not fall within the scope of a Service as defined in the Transitional Services Agreement and set out in the current schedules to the Transitional Services Agreement;

19.4.2
is provided to the Seller's or the Astra Tech Group's business (or that of its Affiliates) by the Seller (or another member of the Seller’s Group) or the Company (or another member of the Astra Tech Group) as applicable prior to Completion;

19.4.3	is necessary for the carrying on of that business after Completion in substantially the same manner as carried on prior to Completion; and

19.4.4	would be unreasonably expensive or difficult to source from a Third Party on short notice,

the parties shall use their reasonable endeavours to agree a new Schedule (as defined in the Transitional Services Agreement) to formalise the provision of such service for a reasonable period of time which shall be considered as a “Service” for the purpose of the Transitional Services Agreement only once a formal schedule to the Transitional Services Agreement is agreed in relation to it.

20.	COUNTERPARTS

20.1	Any number of counterparts

This Agreement and any amendment or variation to it may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each of the parties has executed at least one counterpart.

20.2	Each counterpart an original

Each counterpart shall constitute an original of this Agreement (or any amendment or variation to it as applicable), but all the counterparts shall together constitute one and the same instrument.

21.	ASSIGNMENT AND THIRD PARTY RIGHTS

21.1	Agreement binding on successors and permitted assignees

This Agreement shall be binding on and enure for the benefit of the successors and permitted assignees of the parties.

21.2	Benefit of agreement not assignable

The benefit of this Agreement may not be assigned, transferred, charged or dealt in (whether by way of security, trust or otherwise) either in whole or in part to any Person without the non assigning party's prior consent, except as provided in clause 21.3.

21.3	Permitted assignments

Each party may assign all or any of its rights under this Agreement to one or more other members of, in the case of the Seller, the Seller's Group or, in the case of the Purchaser, the Purchaser's Group, subject to the condition that the relevant party will procure that, before any assignee subsequently ceases to be a member of the Seller's Group or the Purchaser's Group as applicable, that assignee shall assign back to the original party, or to another member of the Seller's Group or the Purchaser's Group as applicable (which itself shall then be deemed to be an assignee of the original party for the purposes of this clause), so much of the benefit of this Agreement as has been assigned to it, provided that the liability of each other party as a result of the assignment shall not be greater than its liability had no assignment occurred and that any purported assignment in contravention of this clause shall be void.

21.4	Third party rights

The parties agree that no provision of this Agreement will be enforceable by anyone who is not a party to it pursuant to the Contracts (Rights of Third Parties) Act 1999 or otherwise, except

(a)
as provided in clauses 18.1 and 23.5 for the benefit of any entities that, as of the date hereof or thereafter, have committed to provide or otherwise entered into agreements in connection with financing the transactions contemplated hereby and their respective Affiliates (the “Financing Sources”); and

(b)	any member of the Seller's Group may enforce the provisions of clause 12.1.

22.	NOTICES

22.1	Form of notices

All communications relating to this Agreement and the other Transaction Documents shall be in writing and delivered by hand or sent by post or facsimile to the party concerned at the relevant address or number, as appropriate, shown in clause 22.3 (or such other address as may be notified from time to time in accordance with this clause by the relevant party to the other party).

22.2	When notices take effect

Each of the communications referred to in clause 22.1 shall take effect:

22.2.1	if delivered, upon delivery;

22.2.2	if posted, at the earlier of delivery and, if sent by registered post, 10.00 a.m. on the third Business Day after posting; and

22.2.3
if sent by facsimile, when a complete and legible copy of the relevant communication, whether that sent by facsimile or a hard copy sent by post or delivered by hand, has been received at the appropriate address.

22.3	Initial details of the parties

The initial details for the purposes of clause 22.1 are:

Party:	Seller

Address:	SE-15185, Södertälje, Sweden

Facsimile No:	+46 8 553 288 12

For the Attention of:	Assistant General Counsel

Party:	Purchaser

Address:	Susquehanna Commerce Centre, 221 West Philadelphia Street, Suite 60W, York, PA 17405-0872, United States

Facsimile No:	+1 717-849-4753

For the Attention of:	Secretary

23.	GOVERNING LAW, JURISDICTION AND LANGUAGE

23.1	Governing law

This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by and construed in accordance with English law.

23.2	Jurisdiction

Each party irrevocably submits to the exclusive jurisdiction of the English courts to settle any dispute which may arise under or in connection with this Agreement or the legal relationships established by this Agreement.

23.3	Agent for service of process

23.3.1	The Purchaser shall at all times maintain an agent for service of process in England.

23.3.2
The Purchaser appoints Dentsply Ltd, Building 1, Aviator Park Station Road, Addlestone, KT15 2PG, United Kingdom as agent for that purpose, which agent has accepted its appointment.  Any document or notice shall be sufficiently served on the Purchaser if delivered to the Purchaser's agent at the address specified in this clause 23.3.  The Purchaser may not revoke or modify that appointment other than by written notice delivered to the Seller containing the information required by this clause 23.3.

23.3.3
If for any reason an agent appointed under this clause 23.3 ceases to act as such or ceases to have an address in England, the Purchaser shall promptly appoint another agent for that purpose and immediately notify the Seller of the appointment and the new agent's name and address.  If the Purchaser does not make that appointment within 10 Business Days of that cessation, then the Seller may do so on its behalf and shall notify the Purchaser if it does so.

23.4	Language

This Agreement is drafted in the English language. If it is translated into any other language, the English language text shall prevail.  Any notice given under or in connection with this Agreement shall be in the English language and all other documents provided under or in connection with this Agreement (including the other Transaction Documents) shall be in the English language, or accompanied by a certified English translation. If such document is translated into any other language, the English language text shall prevail.

23.5	Financing Sources Arrangements

Notwithstanding anything contained herein to the contrary (including clause 23.2), each of the parties hereto agrees that (a) it will not bring or support any action or claim, whether in law, equity, tort or otherwise, against any of the Financing Sources in connection with the transactions contemplated by this Agreement or the Funding Commitment Letter in any forum other than the federal and New York State courts located in the City of New York and (b) that it hereby irrevocably waives all right to trial by jury in any action, proceeding or counterclaim relating to any such action or claim.

EXECUTION

The parties have shown their acceptance of the terms of this Agreement by executing it after the schedules.

SCHEDULE 1
COMPLETION ARRANGEMENTS

1.	SELLER'S OBLIGATIONS

1.1	The Seller shall deliver to the Purchaser:

(a)
the share certificates representing the Shares (other than the Shares represented by the Lost Astra Tech Certificates) duly endorsed in favour of the Purchaser and an indemnity in respect of the Lost Astra Tech Certificates (such endorsement to be made outside of the United Kingdom);

(b)	the share certificates representing the shares in the Subsidiaries or an indemnity in respect of any lost share certificates in the Subsidiaries;

(c)	a copy of the Company's share register updated to show the Purchaser as the registered owner of the Shares;

(d)
resignation letters in the Agreed Terms executed by the directors, deputy and alternate directors and secretaries, if applicable, of each member of the Astra Tech Group other than Astra Tech France SAS (save for those persons expressly exempted from this requirement by the Purchaser), resigning their offices as director, deputy or alternate director or secretary as applicable;

(e)
the common seal (if applicable), certificate of incorporation (and any certificate of incorporation on change of name) and all statutory books of each member of the Astra Tech Group, as applicable, written up to the Business Day prior to the Completion Date;

(f)
any property mortgage certificates (Sw. pantbrev) in respect of the Properties located in Sweden or, in the case of virtual property mortgage certificates, evidence that such mortgage certificates have been released to the owner’s archive (Sw. ägararkivet);

(g)
a letter of resignation in the Agreed Terms of the current auditors of each member of the Astra Tech Group, as applicable, signed by the auditors and complying with s516 Companies Act 2006, Swedish Companies Act 2005:551 (Sw. Aktiebolagslagen) chapter nine section 23 or analogous legislation in the relevant jurisdiction;

(h)
a general power of attorney (Sw. generalfullmakt) to such Persons as are notified to the Seller by the Purchaser giving such Persons authority to represent the Company until new signatories have been duly registered;

(i)	copies of each of the Tax Deed and the Transitional Services Agreement duly executed for and on behalf of the Seller or another member of the Seller’s Group or the Astra Tech Group, if applicable;

(j)	minutes of a meeting of the directors of the Seller authorising the execution by the Seller of the Transaction Documents; and

(k)	delivery of the share certificate (titulo al portador) representing the one bearer share held in Astra Tech SA by Astra Tech International AB.

2.	MEETINGS OF EACH MEMBER OF THE ASTRA TECH GROUP

The Seller shall cause to be duly held a meeting of the board of directors or, as applicable, the shareholders, of each member of the Astra Tech Group validly to effect or execute or validly to resolve to effect or execute:

(a)
in respect of the Company only, the approval of the transfers of the Shares to the Purchaser and/or its nominees, the issue to the Purchaser and/or its nominees of share certificates in respect of those Shares and the registration of the Purchaser and/or its nominees as holder of the Shares;

(b)
the acceptance of the resignation of the existing directors and, to the extent applicable, deputy and alternate directors and secretary of the relevant member of the Astra Tech Group (save from those persons expressly exempted from this requirement by the Purchaser);

(c)
the appointment as directors, deputy and alternate directors and secretary, if any, of the relevant member of the Astra Tech Group of such persons as the Purchaser may nominate, subject to those persons consenting to such appointment and not being disqualified in law or under the constitutional documents of the relevant member of the Astra Tech Group from holding those offices; and

(d)	the acceptance of the resignation of the auditors and the appointment as auditors of the relevant member of the Astra Tech Group of such Person as the Purchaser may nominate.

3.	PURCHASER'S OBLIGATIONS

Subject to the conclusion of the matters referred to in paragraphs 1 and 2, the Purchaser shall:

(a)
procure that the aggregate sum of USD 1,785,000 (one billion seven hundred and eight five million US dollars) plus the Estimated Net Debt Amount shall immediately be paid by way of electronic transfer for same day value to the Seller's Account; and

(b)	deliver to the Seller:

(i)	a copy of the Tax Deed duly executed for and on behalf of the Purchaser or another member of the Purchaser’s Group, if applicable; and

(ii)	a copy of the duly signed minutes of the meeting of the board of directors of the Purchaser authorising the execution of the Tax Deed.

For the avoidance of doubt, Completion shall not occur or be deemed to have occurred until all of the above arrangements have been completed (in particular the endorsement of the share certificates representing the Shares to the Purchaser).

SCHEDULE 2
WARRANTIES

1.	PRELIMINARY

1.1	The information set out in Disclosure Document 17.1.1.1 is accurate in all material respects.

1.2	The Seller:

(a)	is duly organised, validly existing and in good standing;

(b)	has full power and authority to enter into and perform this Agreement and the other Transaction Documents;

(c)	is entering into this Agreement and the other Transaction Documents on its own behalf and not on behalf of any other Person;

(d)	has duly authorised, executed and delivered this Agreement and the other Transaction Documents; and

(e)	is the sole legal and beneficial owner of the Shares, free and clear of any Encumbrance.

1.3
This Agreement and each other Transaction Document constitutes legal, valid and binding obligations on the Seller in accordance with its respective terms enforceable against the Seller in accordance with such terms.

1.4	The execution and delivery of, and the performance by the Seller of its obligations under, this Agreement and the other Transaction Documents will not:

(a)	contravene or conflict with or result in a breach of any provision of the Seller’s articles of association or any instrument to which it is a party or by which it is bound;

(b)
contravene or conflict with or result in a breach of any order, judgment or decree of any court, regulatory authority or governmental agency to which the Seller is a party or by which it or any of its assets is bound; or

(c)	result in a violation or breach of any Applicable Law or rules or regulations of any court or government or regulatory authority in any jurisdiction.

1.5
Other than as required in respect of the satisfaction of the AT Condition, all consents, permissions, approvals and agreements of the Seller’s shareholders which are necessary for it to obtain in order to enter into and perform this Agreement in accordance with its terms have been unconditionally obtained in writing.

1.6	So far as the Seller is aware, there are no:

(a)	outstanding judgments, orders, injunctions, or decrees of any governmental or regulatory body or arbitration tribunal against or affecting any member of the Seller's Group;

(b)	lawsuits, actions or proceedings pending or, to the knowledge of the Seller, threatened against or affecting any member of the Seller's Group;

(c)	investigations by any governmental or regulatory body which are or were in the last 12 months pending or threatened against any member of the Seller’s Group; or

(d)	orders made or petitions presented or resolutions passed for the winding up of any member of the Seller's Group or for an administration order in respect of any member of the Seller's Group,

which, in each case, have or could have a material adverse affect on the ability of the Seller to execute and deliver or perform its obligations under this Agreement or any of the other Transaction Documents.

2.	STATUTORY ACCOUNTS

The Statutory Accounts present fairly in all material respects the financial position of the Astra Tech Group, as a whole, at, as applicable, the Statutory Accounts Date or 31 December 2009 and its financial performance and cash flows for the Financial Years ended on, as applicable, the Statutory Accounts Date or 31 December 2009 in accordance with International Financial Reporting Standards.

3.	BUSINESS SINCE THE STATUTORY ACCOUNTS DATE

3.1	Since the Statutory Accounts Date:

(a)	the Astra Tech Group has carried on its business in the ordinary course and consistent with past practice;

(b)	no member of the Astra Tech Group has acquired or disposed of or agreed to acquire or dispose of any material assets otherwise than in the ordinary course of the Business;

(c)
no member of the Astra Tech Group has entered into, or agreed to enter into, any commitment involving capital expenditure exceeding SEK25,000,000 (twenty five million Swedish krona) individually or SEK150,000,000 (one hundred and fifty million Swedish krona) in the aggregate;

(d)
other than in the ordinary course of the Business, no member of the Astra Tech Group has borrowed or lent or agreed to borrow or lend any money in excess of SEK50,000,000 (fifty million Swedish krona);

(e)
no share or loan capital has been issued or agreed to be issued by any member of the Astra Tech Group and no loan or loan capital or share capital of any member of the Astra Tech Group has been repaid in whole or part;

(f)	no resolution of the shareholders of any member of the Astra Tech Group has been passed, save for those representing the ordinary business of an annual general meeting;

(g)	no dividend or other distribution has been declared, made or paid by any member of the Astra Tech Group; and

(h)
no member of the Astra Tech Group has changed its accounting reference period or any of its accounting policies as they apply to the consolidated Astra Tech Group (save as required by Applicable Law or to comply with IFRS).

4.	SHARE CAPITAL AND CONSTITUTION OF EACH MEMBER OF THE ASTRA TECH GROUP

4.1	The register of shareholders of each member of the Astra Tech Group contains an accurate and up to date record of its shareholders as at the Execution Date.

4.2
There are no options, rights of pre-emption or other rights or obligations to acquire, redeem or convert over or affecting the share capital (whether issued or unissued) of any member of the Astra Tech Group and neither the Seller nor any member of the Astra Tech Group has agreed to give or create any of the foregoing or has received any written notice from any Person claiming to be entitled to any of the foregoing.

4.3
Each copy of the constitutional documents of each member of the Astra Tech Group contained in the Disclosure Letter is up to date and complete in respect of the Company in all respects and in respect of each other member of the Astra Tech Group in all material respects.

4.4	The Shares comprise all the shares in issue in the capital of the Company and are fully paid or credited as fully paid.

5.	SUBSIDIARY UNDERTAKINGS AND RELATED OPERATIONS

5.1
No member of the Astra Tech Group is the holder or beneficial owner of any shares or securities of any other Person wherever incorporated (other than the Subsidiaries) and no member of the Astra Tech Group has agreed to acquire any such shares or securities.

5.2	No member of the Astra Tech Group has agreed to become a member of any partnership, joint venture, consortium or other incorporated or unincorporated association.

6.	ASSETS

6.1
No member of the Astra Tech Group has created or agreed to create any mortgage or charge over any part of its undertaking or assets (save for any mortgage or charge arising in the ordinary course of the Business).

6.2
Each of the fixed assets (which for the avoidance of doubt does not include the Company Intellectual Property or the Information Technology or any other intangible assets) which is material to the Business as a whole is solely, legally and beneficially, owned by the relevant member of the Astra Tech Group free from Encumbrances (other than ordinary course title retention provisions and Encumbrances created in favour of another member of the Astra Tech Group).

6.3
Other than as provided for in the Transitional Services Agreement, neither the Seller nor any member of the Seller's Group has a right to use (where that right will continue after Completion) any fixed asset (which for the avoidance of doubt does not include the Company Intellectual Property or the Information Technology or any other intangible assets) which is material to the Business as a whole.

7.	PROPERTIES

7.1	The Properties comprise all of the premises and land owned or occupied by any member of the Astra Tech Group.

7.2	The Properties that are Owned by any member of the Astra Tech Group are held free of any Encumbrance.

7.3
There are no outstanding actions, disputes, claims or demands that have been notified in writing to any member of the Astra Tech Group in relation to any of the Properties, nor, as far as the Seller is aware, does any circumstance exist that could reasonably be expected to lead to any such actions, disputes, claims or demands.

7.4
So far as the Seller is aware, there is no material subsisting breach, nor any material non-observance of any covenant, condition or agreement contained in any lease on the part of either the landlord or any member of the Astra Tech Group in relation to any of the Properties.

7.5
No member of the Astra Tech Group has in the two years prior to the Execution Date received any written complaint or notice alleging or specifying any material breach of or material liability under any Environmental Laws.  So far as the Seller is aware there are no current legal or regulatory proceedings, investigations or enquiries and, so far as the Seller is aware there are no claims pending, threatened or anticipated, in each case, with respect to any material breach or alleged material breach of or material liability under any Environmental Laws.

7.6
The Disclosure Letter contains copies of all material Third Party environmental and health and safety audit reports relating to the Properties that have been commissioned by any member of the Astra Tech Group in the last two years.

8.	INSURANCE

8.1	Copies of the material terms of the Insurance Policies are contained in the Disclosure Letter.

8.2	So far as the Seller is aware, the Insurance Policies are in full force and effect.

8.3	All premiums due in relation to the Insurance Policies have been fully paid to date.

8.4	No material claim has been made by a member of the Astra Tech Group which is still outstanding under any of the Insurance Policies.

9.	COMMERCIAL AGREEMENTS AND ARRANGEMENTS

9.1	The Disclosure Letter contains copies of all Material Contracts.

9.2
So far as the Seller is aware, all Material Contracts are valid and enforceable according to their respective terms. No member of the Astra Tech Group will be, as a result of this Agreement, in material default under any Material Contract to which it is a party.

9.3
No member of the Astra Tech Group has received any written notice that any customer or supplier under any Material Contract has terminated, or intends to terminate, its relationship with the relevant member of the Astra Tech Group.  So far as the Seller is aware, no circumstances exist that would entitle any such customer or supplier to demand termination of, or any material amendment to, its respective Material Contract other than by the service of notice in accordance with its terms.

9.4	No Material Contract:

(a)	requires the relevant member of the Astra Tech Group to give more than 90 days’ notice to effect its termination; or

(b)	was entered into other than on entirely arms length terms in the ordinary course of the Business.

9.5	So far as the Seller is aware, none of the counterparties to any Material Contract is in default to any material extent under any such Material Contract.

9.6	No powers of attorney have been given by any member of the Astra Tech Group which remain in force other than in the ordinary course of the Business.

10.	INTELLECTUAL PROPERTY AND INFORMATION TECHNOLOGY

10.1
A member of the Astra Tech Group is the sole legal and beneficial owner of the Company Intellectual Property which is material to the Business as a whole. A member of the Astra Tech Group is the registered owner of the registered Company Intellectual Property and such registered Company Intellectual Property is free of any licences (or similar rights) to Third Parties.

10.2
The Disclosure Letter contains a copy of all material licensing or other arrangements under which any member of the Astra Tech Group has the use of any Intellectual Property owned by a Third Party, other than any licences for the use of standard packaged commercially available software.  So far as the Seller is aware all such material licensing or other arrangements are valid and enforceable according to their respective terms.  No member of the Astra Tech Group will be, as a result of this Agreement, in material default under any such material licence or other arrangement to which it is a party.

10.3
No written claims have been received in the two years prior to the Execution Date by any member of the Astra Tech Group challenging title to or the use of the Company Intellectual Property or claiming any right or interest therein, nor, so far as the Seller is aware, do circumstances exist that could reasonably be expected to lead to any such claims with respect to Company Intellectual Property which is material to the conduct of the Business.

10.4
Each employee and independent contractor of any member of the Astra Tech Group who, either alone or with others, has created, developed or invented any material Company Intellectual Property has, so far as the Seller is aware, entered into a written agreement with a member of the Astra Tech Group which obliged such employee or independent contractor to disclose and assign such material Company Intellectual Property to a member of the Astra Tech Group.

10.5
Within the two years prior to the Execution Date, no written claim concerning any infringement or threatened infringement of any of the Company Intellectual Property by any Third Party has been made by any member of the Astra Tech Group and, so far as the Seller is aware, there is and has been no infringement or threatened infringement of any of the Company Intellectual Property by any Third Party.

10.6	All application, registration and/or renewal fees due in respect of all of the registered Company Intellectual Property have been paid up to date.

10.7
So far as the Seller is aware, no Person is opposing any of the Company Intellectual Property and no claims have been made nor any proceedings commenced or threatened which adversely effect (or which if successful would adversely effect) the validity, enforcement or subsistence of any of the Company Intellectual Property.

10.8
So far as the Seller is aware, no part of the Business (excluding the Excluded Products) infringed, infringes or has been alleged to infringe any Intellectual Property of any other Person, nor gave, gives or has been alleged to give rise to any obligation to pay any royalty, remuneration or other sum relating to the use of Intellectual Property as a result of such infringement or alleged infringement.

10.9
No member of the Astra Tech Group has received any written notice alleging a breach by it of legislation and regulations relating to data protection in its jurisdiction of incorporation in the two years prior to the Execution Date nor, so far as the Seller is aware, do circumstances exist that could reasonably be expected to lead to any such breach.

10.10	The Information Technology material to the Business is either owned by a member of the Astra Tech Group or held by it on licence the terms of which are contained in the Disclosure Letter.

11.	STANDING, LITIGATION AND LICENCES

11.1
So far as the Seller is aware, all necessary and material licences, registrations, consents, permits and authorisations (public and private) have been obtained by each member of the Astra Tech Group to enable the Astra Tech Group to carry on the Business in the places and in the manner in which the Business is carried on at the Execution Date. So far as the Seller is aware, all such licences, registrations, consents, permits and authorisations (public and private) are valid and enforceable pursuant to their respective terms and, as far as the Seller is aware, there are no circumstances that could result in any of the above being withdrawn, revoked or suspended.

11.2
Save as claimant in proceedings for the collection of debts arising in the ordinary course of the Business, no member of the Astra Tech Group is now engaged in any litigation or arbitration proceedings and, so far as the Seller is aware, there are no litigation or arbitration proceedings pending or threatened by or against any member of the Astra Tech Group. So far as the Seller is aware, no member of the Astra Tech Group is now subject to any investigation or assessment by any governmental or regulatory body and, so far as the Seller is aware, there are no circumstances which could reasonably be expected to lead to any such investigation or assessment.

11.3
No order has been made or resolution passed for the appointment of an administrator or receiver or liquidator in relation to any member of the Astra Tech Group, or for its winding up, nor has any distress, execution or other process been levied against any member of the Astra Tech Group.

11.4	Each member of the Astra Tech Group is able to pay its debts as they fall due.

11.5	No voluntary arrangement or other composition in satisfaction of debts of any member of the Astra Tech Group has been proposed.

11.6
No member of the Astra Tech Group has, in the two years preceding the Execution Date, received any written notice of any claim from any Customer that any of the Products (other than Excluded Products) supplied prior to the Execution Date is, in any material respect, inadequate or defective (other than in respect of immaterial packaging, transport or handling defects within normal industry standards).

12.	EMPLOYEES AND PENSIONS

12.1
Save for increases in the ordinary course of the Business (which shall include any increases required under Applicable Collective Agreements), the basis of the remuneration payable to the Key Employees at the Execution Date is the same as that payable at the Statutory Accounts Date and no member of the Astra Tech Group is under any contractual obligation to increase the rates of remuneration of or make any bonus or incentive or other similar payment to any of the Key Employees at any future date (other than as a result of matters contemplated by this Agreement).

12.2	No Key Employee has served written notice of termination of its employment.

12.3	The Disclosure Letter contains details of the age, sex, identity, date of commencement of employment and details of salary, bonus and profit sharing arrangements of the Key Employees.

12.4	Details of all material Applicable Collective Agreements are contained in the Disclosure Documents except for industry wide Applicable Collective Agreements which are listed in the Disclosure Letter.

12.5	No trade union is recognised by any member of the Astra Tech Group.

12.6
There are contained in the Disclosure Letter copies of the rules and other material documentation provided to Key Employees relating to all share incentive, share option, profit sharing or bonus arrangements for or affecting any Key Employees, together with material details of the awards and options granted and the total potential liability of each member of the Astra Tech Group in respect of such awards and options.

12.7
So far as the Seller is aware each member of the Astra Tech Group has discharged its obligations in all material respects in relation to salary and any contractual benefits or entitlement relating to its employees.

12.8
The Pension Schemes are the only schemes to which any member of the Astra Tech Group makes payments for providing retirement, death, disability or life assurance benefits. No member of the Astra Tech Group provides or has given any written promise to provide any such benefits except under the Pension Schemes.

12.9	The Disclosure Letter contains copies of:

(a)	the current rules of the Pension Schemes;

(b)	all material explanatory booklets and announcements provided to the employees of any member of the Astra Tech Group relating to any of the Pension Schemes; and

(c)
all material explanatory booklets and announcements provided to the employees of any member of the Astra Tech Group relating to death, disability and life assurance arrangements which are not within the Pension Schemes.

13.	FINANCE

13.1
Details of all Third Party debt, including overdrafts, loans or other financial facilities outstanding or available to each member of the Astra Tech Group are contained in the Disclosure Letter (other than any such debt owed to any other member of the Astra Tech Group or any member of the Seller's Group), and no such facility has been accelerated, called in or cancelled by the creditor as a result of an event of default, and neither the Seller nor any member of the Astra Tech Group has done, or omitted to do, anything which could constitute an event of default thereunder or give rise to the right to demand early repayment or termination, or impose any penalty.

13.2	No member of the Astra Tech Group has in the two years prior to the Execution Date discounted or factored its receivables from Third Parties.

13.3
No member of the Astra Tech Group is subject to any arrangement for the receipt or repayment of any grant, subsidy or financial assistance from any government department or agency or any local or other government authority; and if it is so subject, so far as the Seller is aware, no member of the Astra Tech Group has done, or omitted to do, anything which would result in any such grant, subsidy or payment received or receivable by it becoming repayable or being withdrawn or withheld.

14.	COMPLIANCE WITH LAW

So far as the Seller is aware, no member of the Astra Tech Group has breached any Applicable Law in any jurisdiction in which any such member of the Astra Tech Group operates, which breach could reasonably be expected to result in a liability which is material to the Business as a whole.

15.	TAXATION

15.1
All material Tax Returns which ought to have been made or given have been submitted by each member of the Astra Tech Group to the relevant Tax Authority before the expiry of any relevant time limit and all such material Tax Returns were (when submitted) and remain true and accurate in all material aspects.

15.2
Each member of the Astra Tech Group has prepared, kept and preserved accurate and up-to-date records both as required by Applicable Law and to enable it to deliver correct and complete Tax Returns and to calculate any present liability to Tax of any member of the Astra Tech Group or the entitlement of any member of the Astra Tech Group to claim any relief from Tax.

15.3
No member of the Astra Tech Group has received written notification from any Tax Authority that any Tax Return submitted by any member of the Astra Tech Group is being questioned or challenged by such Tax Authority.

15.4
All material or unusual written agreements between each member of the Astra Tech Group and any Tax Authority regarding the Taxation treatment of each member of the Astra Tech Group have been disclosed in the Disclosure Letter and no member of the Astra Tech Group has received written notice from any Tax Authority that it intends to withdraw any such arrangement. No chargeable gains or profits realised on the disposal or deemed disposal of a capital asset have been deferred or "rolled-over".

15.5
Since the Statutory Accounts Date, there has been no change in any practice or policy in respect of Tax Returns or the basis upon which Tax is paid, nor have any Tax Returns or payment of Tax been made which are inconsistent with past practice of any member of the Astra Tech Group.

15.6	All Taxation for which each member of the Astra Tech Group is liable or for which it is liable to account has been duly paid insofar as such Taxation ought to have been paid.

15.7	So far as the Seller is aware no investigation, audit or visit is planned by any Tax Authority for the next 12 months in respect of any member of the Astra Tech Group.

15.8
The Disclosure Letter gives details of all Tax grouping arrangements and agreements in connection with being a member of a group for any Tax purpose (including group relief) that each member of the Astra Tech Group has been party to in either case in the two years prior to the Execution Date.

15.9
No member of the Astra Tech Group has been involved in any transaction or series of transactions which, or any part of which, may for any Tax purposes need to be specifically disclosed to a Tax Authority other than as part of routine periodic compliance or which is at risk of being disregarded, recharacterised or reconstructed by reason of any motive to avoid a possible liability to Tax.

15.10	To the extent required by Applicable Law, each member of the Astra Tech Group is duly registered for the purposes of VAT.

15.11	No member of the Astra Tech Group is party to any VAT grouping arrangement.

15.12
No member of the Astra Tech Group has entered into any indemnity, election, guarantee or covenant under which it has agreed or can be procured to meet or pay a sum equivalent to or by reference to another person’s liability to Tax (other than another member of the Astra Tech Group).

15.13	Each member of the Astra Tech Group is and has at all times been resident for Tax purposes only in the jurisdiction in which it was incorporated.

SCHEDULE 3
LIMITATIONS ON CLAIMS

1.	PURCHASER TO NOTIFY POTENTIAL CLAIMS

If, after Completion, the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group becomes aware of any fact, matter, event or circumstance by virtue of which the Seller is or may become liable for a breach of any of the Warranties or under any other provision of this Agreement or the Tax Deed, the Purchaser shall as soon as practicable inform the Seller in writing specifying in reasonable detail the fact, matter, event or circumstance giving rise (or which may give rise) to that liability and, to the extent reasonably possible, providing an estimate of the total amount of that liability.

2.	TIME LIMIT ON CLAIMS

2.1	Time limits

No claim shall be brought by the Purchaser for breach of the Warranties or under any other provision of this Agreement or the Tax Deed unless notice in writing of that claim is given to the Seller not later than:

(a)	in the case of a claim relating to the Tax Deed, the expiry of a period of six years commencing on the Completion Date;

(b)	in the case of a claim under clause 6.7, the date falling five years after the Completion Date; and

(c)	in any other case, the date falling 18 months after the Completion Date,

provided that where any obligation, covenant or undertaking of the Seller under this Agreement (i) is given for an indefinite period of time the Purchaser shall be entitled to serve written notice of claim for a breach of such obligation, covenant or undertaking until the 30th Business Day following the relevant breach; or (ii) is subject to a specific term that expires after the date falling 18 months after the Completion Date the Purchaser shall be entitled to serve written notice of claim for a breach of such obligation, covenant or undertaking until the 30th Business Day following the expiry of the relevant specific term.

2.2	Legal proceedings

The liability of the Seller in respect of a claim notified in accordance with paragraph 2.1 shall absolutely terminate (if that claim has not been previously satisfied, settled or withdrawn) if legal proceedings in respect of that claim containing full particulars of it shall not have been properly issued and validly served on the Seller within (i) 12 months after the date of service of that notice if the claim relates to the Tax Deed, or (ii) six months after the date of service of that notice with respect to any other claim.

3.	SPECIFIC LIMITATIONS

The Purchaser shall not be entitled to claim against the Seller for a breach of the Warranties or under any other provision of this Agreement:

(a)
(save with respect to a claim under clause 6.7) unless the amount (excluding interest and costs) that would be recoverable from the Seller in respect of the claim (or of a series of connected claims arising from substantially identical circumstances) exceeds USD 150,000 (one hundred and fifty thousand US dollars), but subject always to paragraph 3(b);

(b)
(save with respect to a claim under clause 6.7) unless the amount (excluding interest and costs) that would be recoverable from the Seller in respect of the claim, when aggregated with the amount (excluding interest and costs) so recoverable in respect of any other claims against the Seller for a breach of the Warranties or under any other provision of this Agreement (and for those purposes ignoring any claims which the Purchaser is not entitled to bring because of paragraph 3(a)) exceeds a threshold of USD 35,700,000 (thirty five million seven hundred thousand US dollars) in which event, the Seller's liability shall not be limited to the excess and the whole amount shall be recoverable;

(c)
in respect of any matters fairly disclosed in the Disclosure Letter (which for these purposes means in a manner which permits a reasonable assessment of the scope of any matters disclosed) or referred to in this Agreement or of which the Purchaser or any other member of the Purchaser's Group or any of its or their respective employees has actual knowledge at or before Completion;

(d)
(save with respect to a claim relating to Tax) in respect of any matter or thing after the Execution Date done or omitted to be done at the request of or with the consent of the Purchaser, any other member of the Purchaser's Group or, after Completion, any member of the Astra Tech Group;

(e)	if and to the extent that:

(i)
(save with respect to a claim relating to Tax) the claim would not have arisen but for any act, omission, transaction or arrangement (or any combination of any of the same) after Completion of the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group or their respective directors or employees including any reorganisation or change in ownership of any member of the Purchaser's Group or any member of the Astra Tech Group having effect after Completion, except where any of the above is carried out pursuant to a legally binding commitment entered into before Completion or pursuant to Applicable Law;

(ii)
(save with respect to a claim relating to Tax) the claim would not have arisen but for any change in the accounting policy or practice of any member of the Purchaser’s Group or the Astra Tech Group after Completion save to the extent that such change is introduced to comply with Applicable Law;

(iii)
(save with respect to a claim relating to Tax) the claim arises or is increased as a result of the passing of, or any change in or any change in the interpretation of, any Applicable Law, rule, regulation or administrative practice of any government, government department, local or state agency, authority regulatory or fiscal body after the Completion Date;

(iv)	the claim arises or is increased as a result of the Purchaser not complying with its obligations under this Agreement;

(v)
the subject matter of the claim has been made good or has otherwise been compensated for without cost or expense to the Purchaser, any other member of the Purchaser’s Group or any member of the Astra Tech Group;

(vi)	the subject matter of the claim has been taken into account in the Statutory Accounts or the calculation of the Working Capital Adjustment or the Net Debt Adjustment; or

(f)	in respect of any loss other than a Loss.

4.	MAXIMUM LIABILITY

4.1	General including Product Claims

Subject to paragraph 4.2, the aggregate liability of the Seller for a breach of the Warranties or under any other provision of this Agreement or the Tax Deed shall not exceed a maximum sum of USD 357,000,000 (three hundred and fifty seven million US dollars) (the “Cap”) (including all legal, accountancy, other professional and any other costs, fees and expenses incurred by the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group).

4.2	Product Claims

If, prior to expiry of the time period referred to in paragraph 2.1(b) above, the aggregate liability of the Seller for a breach of the Warranties or under any other provision of this Agreement or the Tax Deed has reached the Cap then the Cap shall be increased by USD 75,000,000 (seventy five million US dollars) (including all legal, accountancy, other professional and any other costs, fees and expenses incurred by the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group) but solely in respect of any future claims by the Purchaser pursuant to clause 6.7 and not in respect of any other claim under this Agreement or the Tax Deed.

5.	NO DOUBLE RECOVERY

The Purchaser shall not be entitled to recover more than once in respect of any fact, matter, event or circumstance giving rise to Loss under this Agreement to the extent that it or any other member of the Purchaser’s Group or any member of the Astra Tech Group has recovered such Loss under any provision of this Agreement or of any of the other Transaction Documents.

6.	RECOVERY FROM THIRD PARTIES

6.1	Enforcement of recovery

If the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group is or would reasonably be likely to recover from some other Person (including insurers) any loss or damage which gives rise to any claim for breach of the Warranties or under any other provision of this Agreement or the Tax Deed, the Purchaser shall or shall procure that the relevant member of the Purchaser's Group or the Astra Tech Group shall take all appropriate steps as is reasonable to enforce that recovery (keeping the Seller informed on a timely basis of any action so taken).

6.2	Repayment following recovery

If (i) despite any other provision of this schedule 3 or the Tax Deed, any payment is made by the Seller in or towards the settlement of any claim made for breach of the Warranties or under any other provision of this Agreement or the Tax Deed and the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group subsequently recovers or procures the recovery from a Third Party (including insurers) of any amount in respect of that claim, and (ii) the aggregate of such recovery and the sum paid by the Seller exceeds the amount required to compensate the Purchaser in full for the loss or liability which gave rise to the relevant claim (such excess being the "excess recovery"),  then the Purchaser shall forthwith repay to the Seller an amount equal to whichever is the lesser of:

(a)	the amount of the excess recovery; and

(b)	the amount paid by the Seller in or towards settlement of the claim,

after deducting (in either case) all documented costs reasonably incurred by the Purchaser and/or any member of the Purchaser's Group or any member of the Astra Tech Group for the recovery.

7.	FUTURE TAX BENEFIT

If and to the extent that any payment is made by the Seller in or towards the settlement of any claim made for breach of the Warranties or under any other provision of this Agreement or the Tax Deed and the related liability, loss or damage suffered or incurred by the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group is subsequently used  by the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group to offset in whole or in part any past, present or future liability to Tax (other than a liability to Tax in respect of which the Purchaser can make a claim under the Tax Deed or under the Warranties relating to Tax) ("Tax Liability") as a result of the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group obtaining a deduction in respect of that loss or damage in computing its income, profits or gains for Tax purposes or in computing the amount of any loss which is set against  other income, profits or gains of the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group for Tax purposes in respect of Tax which would have otherwise been payable (a "Tax Benefit"), the Purchaser shall give written notice of that fact to the Seller within five (5) Business Days of becoming aware of the Tax Benefit and an amount equal to the amount by which a payment of Tax is less than would otherwise have been the case shall be dealt with as follows:

(a)	first, by set off against any payment due from the Seller under any claim for breach of the Warranties or under any other provisions of this Agreement or the Tax Deed;

(b)
second, to the extent there is any excess, by refund of any payment or payments already made by the Seller under any claim for breach of the Warranties or under any other provisions of this Agreement or the Tax Deed, such refund to be the lesser of such excess and such payment or payments; and

(c)	finally, and to the extent any excess referred to in paragraph 7(b) is not exhausted, the remainder shall be repaid to the Seller,

and any payment shall be made within five Business Days of the date of the Purchaser's notice. For the purposes of this paragraph 7, Reliefs (as defined in the Tax Deed) and, consequently, the liability, loss or damage referred to in this paragraph 7 (being a type of Relief), shall be treated as used to reduce or extinguish a Tax Liability of the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group in the chronological order in which they arise with older Reliefs being used before newer Reliefs. If and to the extent that all or any part of a Tax Benefit becomes unavailable because of a denial by the relevant Tax Authority of a deduction in respect of the liability, loss or damage that is the subject of this paragraph 7 and in respect of which the Purchaser has made payment to the Seller under this paragraph 7 then the Seller shall repay the Purchaser such proportion of the amount received as corresponds to the proportion of the deduction denied.

8.	CONDUCT OF CLAIMS

If an actual or threatened claim, action or demand by or liability to a Third Party (a "Third Party Claim") results or is likely to result in a claim against the Seller for breach of any of the Warranties or under any other provision of this Agreement or the Tax Deed, then:

(a)
the Purchaser shall not make, and shall procure that no other member of the Purchaser's Group nor any member of the Astra Tech Group shall make, any admission of liability in relation to the Third Party Claim nor compromise, dispose of or settle the Third Party Claim without the prior written consent of the Seller (not to be unreasonably withheld or delayed);

(b)	the Purchaser shall, and shall procure that all other members of the Purchaser's Group and each member of the Astra Tech Group shall, at the written request of the Seller:

(i)
take such action as the Seller may reasonably require to avoid, contest, dispute, resist, appeal, compromise or defend the Third Party Claim (including making counter claims and exercising all rights of set off against third parties) and keep the Seller informed as to the steps which are being taken in connection with the Third Party Claim;

(ii)
if so requested, permit the Seller or any other member of the Seller’s Group in the name of and on behalf of the Purchaser, any other member of the Purchaser's Group or a member of the Astra Tech Group to take control and have conduct of all matters relating to the Third Party Claim (including the appointment of lawyers and other professional advisers, the conduct of all proceedings and the making of any settlement or compromise of the Third Party Claim), provided that:

(A)
the Seller shall act reasonably and in good faith and shall keep the Purchaser informed as to the steps which are being taken in connection with the Third Party Claim, provide the Purchaser with copies of all correspondence and documentation relating to the Third Party Claim and afford the Purchaser a reasonable time to review and comment on such correspondence and documentation prior to circulation (and shall give due consideration to the reasonable comments of the Purchaser to such correspondence and documentation), provided in each case that in so doing, neither the Seller nor any other member of the Seller’s Group would lose or waive privilege in such documents; and

(B)
if the Purchaser objects to any proposed settlement or compromise on a basis which is reasonable, then the Seller shall refrain from entering into any such settlement or compromise and, if requested to do so by the Purchaser, shall hand control of the Third Party Claim over to the Purchaser, provided that in each case the liability of the Seller for any claim resulting from that Third Party Claim shall not exceed the amount for which the Seller had agreed to settle or compromise,

(iii)
render or cause to be rendered to the Seller or any other member of the Seller’s Group such assistance as it may reasonably require (including providing access to information and to employees of the Purchaser, any other relevant member of the Purchaser's Group and any member of the Astra Tech Group) for the purpose of avoiding, contesting, disputing, resisting, appealing, compromising or defending the Third Party Claim, provided that the Seller shall indemnify the Purchaser (for itself, each other member of the Purchaser's Group and each member of the Astra Tech Group) against all Losses reasonably incurred by any of them in complying with their respective obligations under paragraphs 8(b)(i), (ii) and (iii), but only to the extent that the Purchaser has a valid claim against the Seller as a result of such Third Party Claim; and

(c)
other than in circumstances where the Seller has taken control pursuant to paragraph 8(b)(ii), the Purchaser shall keep the Seller informed as to the actual or proposed steps which are being taken in connection with a Third Party Claim and shall provide the Seller with copies of all correspondence and documentation relating to the Third Party Claim.

9.	DUTY TO MITIGATE

The Purchaser shall and shall procure that each other member of the Purchaser's Group and each member of the Astra Tech Group shall, in relation to any loss or liability which could give rise to a claim for breach of the Warranties or under any other provision of this Agreement or the Tax Deed against the Seller, take all reasonably available steps to avoid or mitigate that loss or liability.

10.	BOOKS AND RECORDS

The Purchaser shall (and shall procure that each other member of the Purchaser's Group and each member of the Astra Tech Group shall):

(a)
retain and preserve all books, records, documents and information (including information recorded or retained in any electronic form) of or relating to any member of the Astra Tech Group and the Business which are or may be relevant in connection with any claim or prospective or potential claim brought or which may be brought by the Purchaser against the Seller for breach of the Warranties or under any other provision of this Agreement or the Tax Deed;

(b)
subject to existing confidentiality undertakings, promptly on reasonable request provide the Seller with access to all such books, records, documents and information referred to in paragraph 10(a) as are relevant to the claim or prospective claim; and

(c)
promptly on request provide the Seller, each other member of the Seller’s Group or any of their employees, officers, directors, representatives or advisers, with such access to the Properties and/or the employees of the Purchaser, any other member of the Purchaser's Group and each member of the Astra Tech Group as the Seller or any other member of the Seller’s Group may reasonably require in order to investigate the matter or circumstance alleged to give rise to, or which may give rise to, the claim or prospective or potential claim (on reasonable notice and without causing material disruption to the business of the Purchaser, any other member of the Purchaser's Group or any member of the Astra Tech Group).

SCHEDULE 4
PERSONS OF WHOM ENQUIRY WAS MADE IN RELATION TO THE WARRANTIES

Person	Warranties reviewed

Peter Selley	2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14

Anders Tufvesson	2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15

Lars Henrikson	6, 7, 9

Charlotte Lundgren	11, 12

Nils Tjäder	6, 7, 8, 10, 11

Magnus Jacobsson	11, 12

Ingrid Andersson	6, 7, 8, 11

Fredrik Fors	1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14

Scott Root	2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14

SCHEDULE 5
DETERMINATION AND CERTIFICATION OF COMPLETION ACCOUNTS

Part 1
The Completion Accounts

1.	THE COMPLETION ACCOUNTS

The Completion Accounts shall be presented in substantially the same format as set out in parts 3 and 4 of this schedule 5.

2.	BASIS OF PREPARATION

The Completion Accounts shall:

(a)	be prepared in accordance with the relevant specific accounting principles, policies, procedures and practices set out in respect of each of the Completion Accounts in part 2 of this schedule 5;

(b)
subject to paragraph 2(a), be prepared on the same basis and using the accounting principles, policies, procedures and practices consistently applied as used in preparing the Statutory Accounts in respect of the Financial Year ended on the Statutory Accounts Date, including the same management judgments, estimates, definitions, treatments, forecasts and opinions as were made and given for the purposes of and reflected in such Statutory Accounts; and

(c)	subject to paragraphs 2(a) and 2(b), be prepared in accordance with IFRS in force as at the Statutory Accounts Date.

3.	PROCEDURE FOR DETERMINING COMPLETION ACCOUNTS

3.1	Issue of the draft Completion Accounts

Immediately following preparation of the draft Completion Accounts, and in any event within 45 Business Days of Completion, the Purchaser shall issue to the Seller the draft Completion Accounts, (together with a schedule showing the calculation of the Working Capital Value, the Working Capital Adjustment, the Final Financial Debt, the Final Cash Balance, the Intra-Group Borrowings, the Intra-Group Lendings and the Net Debt Adjustment, including detailed breakdowns and calculations supporting the figures in the Completion Accounts) and proposed certificates of the Working Capital Adjustment and the Net Debt Adjustment.

3.2	Access to working papers

To enable the Seller to review the draft Completion Accounts and present any objections referred to in paragraph 3.3, the Purchaser shall, and shall procure that each other member of the Purchaser’s Group and each member of the Astra Tech Group shall, following the issue of the draft Completion Accounts, give the Seller and its advisers reasonable access at all reasonable times (until the draft Final Certificate of the Working Capital Adjustment and the Final Certificate of the Net Debt Adjustment have each been issued) to their employees and all records (including the right to take copies), working papers and other information in relation to the draft Completion Accounts and generally shall provide the Seller and its advisers with such other information and assistance as the Seller and its advisers may reasonably request to determine whether the draft Completion Accounts has been prepared in accordance with this schedule 5.

3.3	If the Seller disagrees with calculation

The Seller shall, before the end of the Review Period, either issue its confirmation of the draft Completion Accounts or shall state in writing that it disagrees with the draft Completion Accounts (or either of them) giving its reasons.  If the Seller disagrees with any matter affecting the calculation of the Working Capital Value, the Working Capital Adjustment, the Final Financial Debt, the Final Cash Balance, the Intra-Group Borrowings, the Intra-Group Lendings and the Net Debt Adjustment then it shall attempt to resolve the issue with the Purchaser.  Any such resolution which enables the Working Capital Adjustment or the Net Debt Adjustment to be agreed shall be expressed in a joint confirmation (the “Joint Resolution”), signed by both the Seller and the Purchaser, stating the relevant Working Capital Value, the Working Capital Adjustment, the Final Financial Debt, the Final Cash Balance, the Intra-Group Borrowings, the Intra-Group Lendings and the Net Debt Adjustment.  If no Joint Resolution shall be issued within 30 Business Days of the date of the notice from the Seller to the Purchaser that it disagrees with the draft Completion Accounts or any part of them, the matter shall be referred to the London office of an internationally recognised firm of independent chartered accountants jointly agreed upon between the Seller and the Purchaser or (failing such agreement within a further 10 Business Days) appointed, at the request of either the Seller or the Purchaser at any time thereafter, by the President from time to time of the Institute of Chartered Accountants in England and Wales, which firm (the “Independent Accountants”) shall then determine the matter in dispute and, shall determine the Working Capital Adjustment or the Net Debt Adjustment.  The Seller and the Purchaser shall use all reasonable endeavours to agree with the Independent Accountants the precise terms of reference to apply to its role hereunder as soon as practicable following a referral to the Independent Accountants.  The following general terms of reference shall apply in any event:

(a)
the Purchaser and the Seller shall each prepare a written statement within 10 Business Days of the formal appointment of the Independent Accountants on the matters in dispute which (together with the relevant documents) shall be submitted to the Independent Accountants for determination.  The matters in dispute shall be limited to the matters specified in the Seller’s notice of objection;

(b)
at the same time as the Purchaser and the Seller submit their respective written statements to the Independent Accountants for determination, each shall deliver to the other a copy of their submissions (with all relevant supporting documents);

(c)
following delivery of their respective submissions, the Purchaser and the Seller shall have the opportunity to comment once only on the other party’s submissions by written comment delivered to the Independent Accountants not later than 10 Business Days after the written statement was first submitted to the Independent Accountants and copied to the other party pursuant to paragraphs 3.3(a) and (b) above;

(d)
any response to a subsequent request by the Independent Accountants for information from either the Purchaser or the Seller shall be copied to the other parties at the same time as it is delivered to the Independent Accountants and, unless otherwise directed by the Independent Accountants, the party receiving a copy of the information may, within 10 Business Days after receipt of such information, comment once only on that information, and shall deliver a copy of such comment to the party who provided the information at the same time as it is delivered to the Independent Accountants.  Thereafter, neither the Seller nor the Purchaser shall be entitled to make further statements or submissions except insofar as the Independent Accountant so requests (in which case it shall, on each occasion, give the other party (unless otherwise directed) 10 Business Days to respond to any statements or submissions so made);

(e)
in giving its reasoned determination, the Independent Accountants shall state in writing what adjustments (if any) are necessary in respect of the matters in dispute in order to comply with the requirements of this Agreement and to determine finally the Working Capital Adjustment or the Net Debt Adjustment;

(f)
the Independent Accountants shall determine (using its own legal advice as appropriate) any question of the legal construction of this Agreement but only insofar as it is relevant to the determination of the Working Capital Adjustment or the Net Debt Adjustment;

(g)
the Independent Accountants shall act as an expert (and not as an arbitrator) in making any such determination which in the absence of manifest error shall be final and binding on the parties.  In particular, without limitation, its determination of any fact which it has found necessary to determine for the purposes of its determination pursuant to this schedule 5 shall in the absence of manifest error be final and binding on the parties for all purposes;

(h)
the parties expressly waive, to the extent permitted by law and in the absence of manifest error any rights of recourse to the courts they may otherwise have to challenge the Independent Accountant’s determination including any determination under paragraphs 3.3(f) and (g) above; and

(i)
the costs of the Independent Accountants in connection with all matters specified in this schedule 5 shall be borne by the parties in such proportions as the Independent Accountants my direct or, in the absence of any such direction, equally by the parties.

3.4	Records etc. to be made available

Without prejudice to paragraph 3.2, the Seller and the Purchaser shall each use all reasonable endeavours to procure that all records, working papers and other information within their possession or control or the possession or control of, in the case of the Seller, any member of the Seller’s Group and, in the case of the Purchaser, any member of the Purchaser’s Group or any member of the Astra Tech Group as may be reasonably required by the Independent Accountants for the purposes of this schedule 5 shall be made available upon a request for them and each of the Seller and the Purchaser shall generally render all reasonable assistance reasonably necessary for the determination of the Working Capital Adjustment and/or the Net Debt Adjustment by the Independent Accountants.

3.5	Meaning of “Final Certificate of the Working Capital Adjustment”

The Final Certificate of the Working Capital Adjustment shall be either:

(a)
the certificate included in the draft Working Capital Statement issued by the Purchaser pursuant to paragraph 3.1 (if such certificate is confirmed by the Seller or no notice of disagreement is received by the Purchaser pursuant to paragraph 3.3) in which case the certificate shall be treated as issued five Business Days after the expiration of the Review Period; or

(b)
the Joint Resolution (if a disagreement shall have been resolved as mentioned in paragraph 3.3) in which case the certificate shall, for the purposes of the Agreement, be treated as issued five Business Days after the date upon which the Joint Resolution has been given; or

(c)
the written decision of the Independent Accountants (if any matter shall be referred to the Independent Accountants as mentioned in paragraph 3.3) in which case the certificate shall, for the purposes of the Agreement, be treated as issued five Business Days after the date upon which the decision shall have been given.

3.6	Meaning of "Final Certificate of the Net Debt Adjustment"

For the purposes of this Agreement the "Final Certificate of the Net Debt Adjustment" shall mean:

(a)
the certificate included in the draft Completion Net Debt Statement issued by the Purchaser pursuant to paragraph 3.1 (if such certificate is confirmed by the Seller or no notice of disagreement is received by the Purchaser pursuant to paragraph 3.3) in which case the certificate shall be treated as issued five Business Days after the expiration of the Review Period; or

(b)
the Joint Resolution (if a disagreement shall have been resolved as mentioned in paragraph 3.3) in which case the certificate shall, for the purposes of the Agreement, be treated as issued five Business Days after the date upon which the Joint Resolution has been given; or

(c)
the written decision of the Independent Accountants (if any matter shall be referred to the Independent Accountants as mentioned in paragraph 3.3) in which case the certificate shall, for the purposes of the Agreement, be treated as issued five Business Days after the date upon which the decision shall have been given.

3.7	Intra-Group Lendings And Intra-Group Borrowings

(a)	Immediately following Completion:

(i)
the Purchaser shall procure that the Estimated Intra-Group Borrowings shall be paid by the relevant member of the Astra Tech Group to the Seller (on behalf of itself or the other member(s) of the Seller's Group to which such Intra-Group Borrowings are owed); and

(ii)
the Seller shall procure that the Estimated Intra-Group Lendings shall be paid by the Seller or the relevant other member of the Seller's Group to the relevant member of the Astra Tech Group to which such Intra-Group Lendings are owed.

To the extent that the terms of any agreement for Intra-Group Borrowings or Intra-Group Lendings contain a date for repayment after the Completion Date, such date shall be deemed to be replaced by the Completion Date.

(b)	On the Balancing Payment Date:

(i)
if any of the Estimated Intra-Group Borrowings paid on the Completion Date pursuant to paragraph 3.7(a) above is less than any of the Intra-Group Borrowings shown in the Completion Net Debt Statement, the Purchaser shall procure that the difference shall be paid by the relevant member of the Astra Tech Group to the Seller (on behalf of itself or the other member(s) of the Seller's Group to which such Intra-Group Borrowings are owed);

(ii)
if any of the Estimated Intra-Group Borrowings paid on the Completion Date pursuant to paragraph 3.7(a) above is more than any of the Intra-Group Borrowings shown in the Completion Net Debt Statement, the Seller shall procure that the difference shall be paid by the relevant member of the Seller’s Group to the relevant member of the Astra Tech Group;

(iii)
if any of the Estimated Intra-Group Lendings paid on the Completion Date pursuant to paragraph 3.7(a) above is more than any of the Intra-Group Lendings shown in the Completion Net Debt Statement, the Purchaser shall procure that the difference shall be paid by the relevant member of the Astra Tech Group to the Seller (on behalf of itself or the other member(s) of the Seller's Group to which such Intra-Group Lendings are owed); and

(iv)
if any of the Estimated Intra-Group Lendings paid on the Completion Date pursuant to paragraph 3.7(a) above is less than any of the Intra-Group Lendings shown in the Completion Net Debt Statement, the Seller shall procure that the difference shall be paid by the relevant member of the Seller’s Group to the relevant member of the Astra Tech Group.

3.8	Set off of Payments

Where any payments are to be made or procured to be made pursuant to paragraph 3.7, or clause 3.2 of this Agreement on the same date by the Purchaser (on behalf of itself or the relevant member of the Purchaser's Group or the Astra Tech Group) to the Seller (on behalf of itself or the relevant member of the Seller's Group) or by the Seller (on behalf of itself or the relevant member of the Seller's Group) to the Purchaser (on behalf of itself or the relevant member of the Purchaser's Group or the Astra Tech Group) as the case may be, such payments shall be aggregated (unless applicable local regulations require the payment concerned to be made in the relevant jurisdiction between the relevant parties) and the net amount due from the Purchaser to the Seller or the Seller  to the Purchaser (or to any other relevant member of their respective groups) as the case may be shall be paid. Notwithstanding any aggregation or netting of payments against each other, each of the Seller on the one hand, and the Purchaser, on the other hand, undertakes to each other that they shall, after the making of such payments, formally record and allocate each payment as such separate transactions as are necessary to ensure that each relevant entity receives and pays all amounts which would have been received or paid on its behalf by the Purchaser or the Seller (or any other relevant member of their respective groups) had the payments envisaged by paragraphs 3.7 or  clause 3.2 of this Agreement  been made individually.

Part 2
Specific accounting policies and procedures

The following accounting policies, principles, bases, conventions, rules, practices and estimation techniques shall be applied in the preparation of the Completion Accounts:

1.	General

1.1	Unless specified to the contrary elsewhere in this part 2, the Completion Accounts shall:

1.1.1
be prepared on an aggregated basis by reference to the nominal ledgers of each member of the Astra Tech Group drawn up to the Effective Time and shall apply those procedures that would customarily be adopted at the end of a financial year of the Astra Tech Group;

1.1.2	be prepared on the assumption that each member of the Astra Tech Group is a going concern;

1.1.3
exclude any new asset or liability, or change in value of any existing asset or liability arising as a consequence of the change of control or ownership of any member of the Astra Tech Group or as a consequence of any change in management strategy or direction implemented, or to be implemented, by or on behalf of the Purchaser or pursuant to the Transaction Documents;

1.1.4
take account of “adjusting events after the balance sheet date” as defined in International Accounting Standard 10 only until the date the Purchaser issues the draft Completion Accounts to the Seller (the “Cut-Off Time”);

1.1.5	take no account of materiality.

1.2	The Completion Accounts shall not include any item more than once and the provisions of this Part 2 shall be interpreted so as to avoid double-counting.

1.3
The Completion Accounts shall be expressed in US Dollars.  The Target Working Capital Value and any Amounts expressed in other currencies shall be translated into US Dollars using the spot exchange rates as published and uploaded from Reuters into the treasury system of the Seller’s Group on the Completion Date (for that date).

1.4
Leases classified as operating leases in the Statutory Accounts and new leases since the Statutory Accounts Date of a nature similar to those classified as operating leases in the Statutory Accounts shall be accounted for as operating leases for the purposes of the Completion Accounts.

1.5	Intercompany balances owed between one member of the Astra Tech Group, on the one hand, and another member of the Astra Tech Group, on the other hand, shall be reconciled and eliminated.

2.	Inventory

2.1
Physical inventory counts shall continue up to the Completion Date on a basis consistent with the normal business practice of the Astra Tech Group, but no physical inventory counts will be performed at the Effective Time specifically for the purpose of the Completion Accounts.  Lost and damaged inventory shall comprise only those items already identified in the course of these ongoing physical inventory counts prior to the Effective Time.

2.2
Inventory shall include all stocks of finished and partly finished goods, work-in-progress, raw materials, samples, consumables, packaging, engineering spares and other similar stock in trade wherever located, produced or acquired (including consignment stock), and shall be included in the Working Capital Value at the lower of cost and net realisable value on a FIFO basis as set out below.

2.3
The cost of inventory shall comprise standard costs incurred in bringing the inventories to their present location and condition and shall include inbound transportation costs to the manufacturing units, but exclude selling costs and transportation costs between the manufacturing units and the marketing units.  Standard costs shall include overheads (including direct and indirect production related employee costs, utility costs, machinery costs, production related information systems and information technology costs and production’s share of property and facility costs, in each case including any applicable depreciation).  Such overheads shall be allocated to inventory using the same methodology applied in the preparation of the Statutory Accounts.

2.4	The net realisable value of inventory shall be equal to standard cost less a provision comprising:

2.4.1	in respect of inventory identified as lost in accordance with paragraph 2.1 above: 100% of cost;

2.4.2	in respect of inventory identified as damaged in accordance with paragraph 2.1 above: 100% of cost;

2.4.3	in respect of Products whose expiry date is less than 12 months from the Effective Time: 100% of cost.

2.5	Unrealised profit in inventory held at the Effective Time shall be excluded from the Working Capital Value.

3.	Revenue recognition

3.1
Revenue in respect of goods or products shall be recognised when such goods or products are despatched to the customer, except in respect of consignment stock where revenue shall be recognised when the inventory item is used by the customer.

3.2
Accrued income shall be included as an asset in the Working Capital Value and shall comprise an amount equal to revenue recognised at the Effective Time in respect of goods and services but not invoiced at the Effective Time.

3.3
Deferred income shall be included as a liability in the Working Capital Value and shall comprise an amount equal to cash received at the Effective Time in respect of goods and services in advance of revenue recognition.

4.	Trade receivables

4.1
Trade receivables (including all amounts owing or accrued as due to the Astra Tech Group at the Effective Time) shall be included in the Working Capital Value at the amount invoiced gross of VAT, net of a specific provision for trade receivables calculated as follows:

4.1.1
Proper provision shall be made for trade receivables with counterparties who are bankrupt or in insolvent liquidation or have otherwise ceased trading at the Effective Time unless a payment plan has been agreed with such counterparty prior to the Cut-Off Time, in which case the provision shall be reduced to reflect those amounts due to be recovered under the payment plan, or to the extent that the liquidator or equivalent has indicated prior to the Cut-Off Time that amounts owing to the Astra Tech Group will be repaid;

4.1.2
Proper provision shall be made for the amount of any credit notes issued prior to the Cut-Off Time in relation to trade receivables invoiced prior to the Effective Time.  Where a replacement invoice in respect of such items has been issued prior to the Cut-Off Time, a trade receivable shall be recognised based on the price in the replacement invoice.  No provision shall be made for returns other than the credit note provision set out above; and

4.1.3	Proper provision shall be made for trade receivables in respect of customers of the Dental Business which at the Effective Time are more than 12 months past their payment due date.

4.2	Except as set out above, no other provision (including general provisions) shall be made for receivables in the Working Capital Statement.

4.3
Notwithstanding anything to the contrary above and except in relation to amounts credit noted, no provision shall be made in respect of receivables to the extent received in cash prior to the Cut-Off Time, or to the extent that a liability (including deferred income) has been recorded elsewhere in the Completion Accounts in respect of such receivable, or in respect of the VAT element of any receivable.

4.4	Receipts shall be allocated against the oldest invoice first unless specified in writing by the customer that the receipt relates to another invoice.

5.	Prepayments

5.1
Prepayments shall be recognised as an asset within the Working Capital Value and shall comprise amounts paid or payable at the Effective Time in respect of goods and services to be received by the Astra Tech Group after the Effective Time.

6.	Trade payables and accruals for goods and services

6.1
Trade payables shall comprise amounts invoiced for goods and services received by the Astra Tech Group at the Effective Time and shall be shown gross of VAT and net of volume and other discounts receivable from suppliers.

6.2
Accruals for goods and services shall comprise amounts payable but not invoiced in respect of goods and services received by the Astra Tech Group at the Effective Time.  For these purposes, annual audit and tax compliance services will only be deemed to have been received to the extent such work has actually been performed at the Effective Time.

7.	Accrued salary and holiday entitlement and accrued employee and management bonuses

7.1
An accrual shall be included in the Working Capital Statement for salaries and holiday entitlement earned by employees of the Astra Tech Group but not paid or taken by the Effective Time.  Such accrual shall be calculated on a basis consistent with that applied in the Statutory Accounts.

7.2
The management bonus accrual in respect of the Company shall comprise SEK 100,000 (one hundred thousand Swedish krona) for each calendar month elapsed between the Statutory Accounts Date and the Effective Time less any amount paid in respect of the FY2011 management bonus scheme prior to the Effective Time.

7.3
The profit sharing bonus in Sweden for employees of the Astra Tech Group shall comprise (i) 10.5% of gross salary (before employer’s social security contributions and pension contributions) for the period from 1 January 2011 to the Effective Time in respect of each eligible employee less (ii) any amounts paid in respect of the FY2011 profit sharing bonus prior to the Effective Time.

8.	Operating Taxes

The Working Capital Statement shall include amounts payable or receivable by the Astra Tech Group in respect of Operating Taxes.  For these purposes, Operating Taxes shall mean those Taxes (including amounts in respect of VAT, payroll and other employee related Tax) which are not calculated by reference to the income, profit or capital gains of the Astra Tech Group.

9.	Other matters

9.1
The Completion Accounts shall not include any general provisions, general accruals, or general reserves or any “contingent assets” or “contingent liabilities” (in both cases, as defined in International Accounting Standard 37).

9.2
The Completion Accounts shall not include any assets or liabilities in each case in respect of corporation taxes and other similar taxes calculated by reference to the income, profits or capital gains of the Astra Tech Group and shall not include any deferred tax assets or any deferred tax liabilities.

9.3
An accrual (or prepayment) shall be included in the Working Capital Statement in respect of normal monthly contributions due but not paid (or paid but not yet due) in respect of employees of the Astra Tech Group in relation to defined contribution pension schemes.

9.4	No asset or liability (including for the avoidance of doubt any Section 75 liability) shall be included in the Completion Accounts in respect of defined benefit pension schemes.

9.5
No asset or liability shall be included in the Completion Accounts in respect of the litigation in respect of the Atlantis acquisition other than to recognise cash paid or received at the Effective Time and or any amount receivable or payable pursuant to a final judgement or settlement that is not subject to a right of appeal and that has been delivered prior to the Cut-Off Time.

Part 3
Pro Forma Working Capital Statement

Inventory

Receivables

Trade book and other debts

Prepayments

Accrued income

Receivables in respect of Operating Taxes

Employee Receivables

Intra-Group Trading Amounts

Payables

Trade creditors

Accruals for goods and services

Deferred Income

Operating Taxes

Accrued salary and holiday entitlement

Accrued employee and management bonuses

Intra-Group Trading Amounts

Part 4
Pro-forma Completion Net Debt Statement

Final Cash Balance

Intra-Group Lendings

Final Financial Debt

Intra-Group Borrowings

SCHEDULE 6
PRE-COMPLETION COVENANTS

1.	The Business shall be carried on in the ordinary course and consistent with past practice so as to maintain the same as a going concern and preserve the Business as in existence at the Execution Date.

2.
The Seller undertakes that it shall use reasonable endeavours: (a) not to; and (b) to procure that each other member of the Seller’s Group and each member of the Astra Tech Group shall not, prior to Completion, do any act or thing, or omit to do any act or thing (other than as is necessary for the conduct of the Business in the ordinary course), and (c) to notify the Purchaser promptly after becoming aware of any occurrence or non-occurrence, in each case that would result in a material breach of any of the Warranties or which would make any of the Warranties untrue or inaccurate in any material respect at the Completion Date.

3.	No member of the Astra Tech Group shall:

(a)
resolve to change its name or to alter its constitutional documents to any material extent; allot or issue any shares or any securities or grant any rights (including options) which confer on the holder any right to subscribe for or acquire any shares other than as disclosed in the Disclosure Letter;

(b)	declare, pay or make any dividend or other distribution other than as referred to in the Disclosure Letter or a Pre Sale Payment;

(c)	increase or reduce, or make any other alteration to (including by redemption, repurchase, subdivision, consolidation or redesignation), its share capital;

(d)	resolve to or convene any general meeting at which a resolution is to be proposed that it shall be voluntarily wound-up;

(e)	incorporate or liquidate any subsidiary undertaking or effect any hive-up or hive-down of assets or any reorganisation;

(f)	other than in the ordinary course of the Business:

(i)	incur in a single transaction or any series of connected transactions any liability (whether as principal or surety) for a principal amount which exceeds SEK12,000,000 (twelve million Swedish krona);

(ii)
incur any capital expenditure or commitment (whether by way of purchase, lease, hire purchase or otherwise) which individually exceeds SEK6,000,000 (six million Swedish krona) other than the Permitted Capital Expenditure; or

(iii)	create any Encumbrance over its business, undertaking or any of its assets;

(g)	acquire or dispose of any asset or provide or receive any service otherwise than at market value or on an arm's length basis in the ordinary course of the Business;

(h)
other than in the ordinary course of the Business carry out any promotional campaign (other than in accordance with plans existing as at the Execution Date) and/or grant discounts on any Products (other than pursuant to arrangements existing as at the Execution Date or otherwise in the ordinary course of the Business);

(i)
vary the terms on which it holds any of the Properties, grant or surrender a lease in respect of any of the Properties except in accordance with the terms on which the Properties are held as at the Execution Date;

(j)	materially change the terms of any Material Contract;

(k)	materially change the terms (including as to compensation) on which any employee is employed other than pursuant to existing arrangements;

(l)	fail to renew or knowingly fail to take any action to defend or preserve any material Company Intellectual Property;

(m)
pay or agree to pay any management or other charges to any member of the Seller's Group or enter into any transaction with any member of the Seller's Group (other than, in the latter case, on an arm's length basis in the ordinary course of the Business);

(n)	change its accounting reference period or any of its accounting policies and practices (save as required by Applicable Law or to comply with IFRS);

(o)	assume any off-balance sheet obligations of any kind, except for a guarantee issued in favour of another member or the Astra Tech Group; and

(p)	terminate the service of any of the Key Employees.

SCHEDULE 7
PERMITTED ACTIVITIES

1.	Engaging in research and/or development activities in a similar manner in which such activities are carried out by the Seller’s Group as at the Effective Time.

2.
Engaging in any post marketing studies or activities relating to any products commercialised by any member of the Seller’s Group, including any studies required by any regulatory, health or governmental authority.

3.
Researching, developing or commercialising any generic or over the counter pharmaceutical product acquired through any merger, acquisition, licensing transaction or other collaboration with any Third Party or otherwise through Controlling any Third Party.

SCHEDULE 8
WORKED EXAMPLE OF PURCHASE PRICE ADJUSTMENT

Headline price	1785

At Completion	Forecast at September

Estimated Final Cash Balance	46
Estimated IG Lendings	270
	316
Less:
Estimated Final Financial Debt	1
Estimated IG Borrowings	264

Estimated Net debt amount	51
(actually net cash)
		$m
Headline price		1785
Estimated Net IG settled by Purchaser immediately after completion		6
		1791
Estimated Net cash/(net debt) assumed by Purchaser		45
Equity price for shares (purchase price)		1836

Wire transfer from Purchaser on completion:
Equity price		1836
Amount set-off in respect of IG asset		-6
Wire transfer from Purchaser on completion post set off		1830

On finalisation of completion accounts (indicative only)

Final Cash Balance	46
Final IG Lendings	270
	316
Less:
Final Financial Debt	1
Final IG Borrowings	264

Net debt amount	51

Net debt adjustments
Payable/(receivable) by AZ to purchaser (delta of net IG estimate to actual)		0
Payable by AZ/(Receivable by AZ) for additional cash		0
Net debt adjustment		0

IG liability settled by purchaser		0

Note: Net debt adjustment = the delta between estimated net debt amount and the net debt amount

This worked example is included for illustrative purposes only. In the event of any conflict between this schedule and the remainder of this Agreement, the remainder of this Agreement shall prevail.

SIGNED by Adrian Kemp	)
duly authorised for and on behalf of	)	/s/ Adrian Kemp
ASTRA TECH INTERNATIONAL AB	)

SIGNED BY:

Name: Bret W. Wise

Title: Chairman and CEO	)	/s/ Bret W. Wise

Name: James G. Mosch

Title: Executive Vice President	)	/s/ James G. Mosch

duly authorised for and behalf of

DENTSPLY INTERNATIONAL INC.